Dear Shareholders,

We invite you to attend our 179th Annual Meeting of Shareholders, which will be held at the Halifax Marriott Harbourfront Hotel, Halifax, Nova Scotia, at 10:00 a.m. (local time) on Tuesday, April 5, 2011. We and our colleagues on the board of directors and executive team look forward to meeting you, presenting our views on our 2010 financial results and outlining our plans for the future. We hope you can join us.

Please take the time to read these documents. The circular contains important information about the Annual Meeting and the business to be conducted, voting, the nominated Directors, our corporate governance practices and how we compensate our executive officers and Directors. If you cannot attend the Annual Meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be represented in the voting.

We will provide live coverage of the Annual Meeting from the Investor Relations section of our website at www.scotiabank.com. A recording of the meeting will be available on that site for several weeks.

Sincerely,

John T. Mayberry Chairman of the Board	Rick Waugh President and Chief Executive Officer

Management Proxy Circular

NOTICE OF OUR 179TH ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2011 Annual Meeting of Shareholders.

When:	Where:
Tuesday, April 5, 2011	Halifax Marriott Harbourfront Hotel, Nova Scotia Ballroom
10:00 a.m. (local time)	1919 Upper Water Street
Halifax, Nova Scotia B3J 3J5

Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended October 31, 2010 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board. In the “Nominees for Election to the Board of Directors” section starting on page 7, you will find information about each nominated director, including his or her background and experience, committee work and share ownership. All directors are elected for a term of one year.

Auditors – You will vote on reappointing KPMG LLP as auditors. The board, on the recommendation of the audit and conduct review committee, has proposed that KPMG LLP be reappointed as the bank’s shareholders’ auditors. The “Appointment of Auditors” section starting on page 4 tells you about the services KPMG LLP provided the bank in 2010 and the fees that we paid them. A representative of KPMG LLP has been invited to the Annual Meeting.

By-Laws – You will be asked to consider a resolution confirming amended Section 3.04 respecting the removal of a mandatory retirement age for directors, as a result of new board term limits.

Stock Option Plan – You will be asked to consider a resolution approving amendments to the bank’s Stock Option Plan respecting an increase in the number of common shares issuable under that plan and explicitly stating that amendments to the amending provisions will require shareholder approval.

Say on Pay vote – You will be asked to consider and approve the following advisory (non-binding) resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2011 annual meeting of shareholders of the Bank.”

Shareholder proposals – You will be asked to consider five proposals submitted by two shareholders. These proposals and our responses start on page 58.

Other business – If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Annual Meeting.

As of the record date, February 8, 2011, there were 1,077,332,310 bank common shares outstanding and, subject to applicable Bank Act (Canada) restrictions, all of these common shares entitle holders to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than April 4, 2011, 5:00 p.m. Eastern Daylight Time.

By order of the Board

Toronto, Ontario, Canada February 8, 2011	Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you are a registered shareholder and wish to receive (or continue to receive) quarterly interim financial statements and interim management’s discussion & analysis by mail during 2011, you must mark the request box at the bottom of your form of proxy. Other shareholders who wish to receive this information must mark the request box on the voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and management’s discussion & analysis are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Scotiabank’s Annual Report because multiple registered shareholders reside at that address. If you are a registered shareholder, you may instruct us not to send Annual Reports (containing annual financial statements and annual management’s discussion & analysis) by marking the Annual Report Waiver box at the bottom of the proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If you are a registered shareholder and do not mark the box, you will continue to receive Annual Reports.

NOTE: Registered shareholders receive a form of proxy with this management proxy circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see the “Voting by Proxy” section starting on page 1. Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this management proxy circular; see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of January 31, 2011 unless otherwise indicated.

This management proxy circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “bank”) of proxies for use at the annual meeting of shareholders of the bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

 VOTING

WHO CAN VOTE?

One Vote Per Share

February 8, 2011 is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the bank (a “bank common share”) registered in his or her name as of February 8, 2011. As of January 31, 2011, there were 1,046,586,034 bank common shares outstanding.

Under the Bank Act (Canada) (the “Bank Act”), no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

For more information about voting rights, contact the bank’s Secretary.

VOTING IN PERSON

Registered shareholders who attend the meeting in Halifax on April 5, 2011, can cast one vote for each bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the bank’s shareholders are beneficial shareholders rather than registered shareholders. If you are a beneficial shareholder, please see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the proxy form to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

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Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the directors of the bank, who are designated on the form, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote” section below).

To record your vote, you must ensure that your signed proxy reaches the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 4, 2011, 5:00 p.m. Eastern Daylight Time. You may return it:

By mail to: 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1

OR

By fax to: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this written revocation to either of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario, Canada M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President, General Counsel and Secretary Fax: 416-866-5090	OR	The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia, Canada B3J 3B7 Attention: Peter Bessey Senior Vice-President, Atlantic Region Fax: 1-877-841-9920

The proxy can be revoked if a revocation: (a) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (b) is deposited with the chairman of the meeting on the day of the meeting (or of the continuation), or (c) in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 4, 2011, 5:00 p.m. Eastern Daylight Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by April 4, 2011, 5:00 p.m. Eastern Daylight Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

If you have NOT specified how you want to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes.

If you have appointed the persons designated in the form of proxy as your proxyholder, unless contrary instructions are provided, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this management proxy circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the amendment to By-law No. 1

•	FOR the amendments to the bank’s Stock Option Plan

•	FOR the advisory vote on the bank’s approach to executive compensation (or “Say on Pay”), and

•	AGAINST the shareholders’ proposals described in Schedule A

For more information on any of these matters, see page 3 under “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. We are not aware of any other matters to be presented at the meeting.

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Confidentiality

All proxies are considered confidential and will be returned to the bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results, which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the bank if it has a comment intended for the bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, which also permits voting by alternate means such as telephone, fax (if available), or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are the procedures to permit the non-registered holders to direct the voting of the bank common shares that they beneficially own.

If non-registered holders wish to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary. They must carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters you are being asked to vote on at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

We request that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.

We will pay the cost of proxy solicitation, which will be primarily by mail. However, employees of the bank or employees of Computershare Trust Company of Canada may also solicit proxies by telephone, in writing or in person. We may also use the services of agents at nominal cost.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements and management’s discussion & analysis for the year ended October 31, 2010 are included in our Annual Report, which has been mailed to shareholders with this management proxy circular and/or is available on our website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov.

ELECTION OF DIRECTORS

The 14 nominees proposed for election as directors, who were recommended by the corporate governance and pension committee to the board, are listed under the heading “Nominees for Election to the Board of Directors” beginning on page 7.

The term of office of each director expires at the close of the next annual meeting following the election of the director.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the 14 nominees listed beginning on page 7. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless

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otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of our auditors since 1992 and became our sole auditor on March 3, 2006, when it was re-appointed by the shareholders at our annual meeting.

PricewaterhouseCoopers LLP also served as one of our auditing firms from 1992 until its resignation on December 20, 2005, following the audit and conduct review committee’s decision to move to a single auditor.

Management proposes that KPMG LLP be re-appointed as our shareholders’ auditors. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of our next annual meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The audit and conduct review committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the bank’s shareholders’ auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the bank’s shareholders’ auditors and to ensure the independence of the bank’s shareholders’ auditors is not compromised through engaging them for other services. The Policies state that the audit and conduct review committee shall pre-approve the following:

•	Audit services (all such engagements provided by the bank’s shareholders’ auditors as well as all such engagements provided by any other registered public accounting firm), and

•	Other permitted services to be provided by the bank’s shareholders’ auditors (primarily audit and audit-related services)

The bank’s shareholders’ auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the audit and conduct review committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the bank, its subsidiaries and entities that are required to be consolidated by the bank. The audit and conduct review committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the audit and conduct review committee’s responsibilities to management of the bank.

Fees Paid to Shareholders’ Auditors

Fees paid by the bank to the shareholders’ auditors, KPMG LLP, for the years ended October 31, 2010 and October 31, 2009 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2010	2009
Audit services	$18.0	$16.6
Audit-related services	0.6	0.6
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.2	0.7

	$18.9	$18.0

The nature of these services is as follows:

•	Audit services generally relate to the statutory audits and review of financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, other associated entities and mutual funds, special attest services not required by statute or regulation, but requested by a party to a specific transaction, consultation with respect to the acquisition of a new entity and consultation and training on accounting and financial reporting under International Financial Reporting Standards

•	Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, review to determine compliance

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with an agreement with the tax authorities and the preparation of personal tax returns of individuals not in financial reporting or accounting roles

•	Other non-audit services are primarily for the review of and translation of English language financial statements into other languages. In 2009, services for providing industry salary surveys were also included

AMENDMENT TO BY-LAW NO. 1

The board, at its meeting on December 3, 2010, passed an amendment to By-law No. 1 by deleting the text in section 3.04. Section 3.04 provided for a mandatory retirement age of 70 years of age for any elected director. The board amended By-law No. 1 as part of its adoption of term limits for directors. At its meeting on December 3, 2010, the board approved the following new term limits that will be effective April 1, 2011. Existing directors will retire at the earlier of 10 years from April 1, 2011 or age 70, provided that if an existing director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. For new directors, retirement will be the earlier of age 70 or 15 years, provided that if a director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. By-law No. 1 of the bank will no longer contain any provisions for a mandatory retirement age and Section 3.04, as amended, is as follows:

3.04 Retirement Age – Deleted.

The resolution to be presented for consideration by shareholders at the meeting is as follows:

“Resolved that Section 3.04 of By-law No. 1 of The Bank of Nova Scotia, as amended by the Board of Directors on December 3, 2010, is hereby confirmed.”

To be effective, this resolution must be passed by a majority of the votes cast by or on behalf of shareholders at the meeting. If it is not passed, the By-law reverts to the prior wording.

Unless otherwise specified, the persons designated in the accompanying form of proxy intend to vote FOR the resolution confirming Section 3.04 of By-law No. 1 as amended.

AMENDMENTS TO THE STOCK OPTION PLAN

In 1994, shareholder and regulatory approval was obtained to implement the bank’s Stock Option Plan. The purpose of the Stock Option Plan is to provide compensation opportunities to select employees that encourage share ownership and enhance the bank’s ability to attract and retain key employees and reward significant performance achievements. (See “Compensation Discussion and Analysis – Executive Compensation Programs in Detail – Long Term Incentive (Stock Options)” beginning on page 40 for the general terms of the Stock Option Plan).

Since its inception, shareholders have authorized the issuance of 114,000,000 bank common shares under the Stock Option Plan. Shareholders last approved an increase in the number of shares issuable under the Stock Option Plan in 2004, when an additional 8,000,000 common shares were approved for issuance. To date, 105,929,631 options have been granted, excluding options which have been forfeited or cancelled. The exercise of options has resulted in the issuance of 83,005,931 bank common shares. Currently, options to issue 8,070,369 bank common shares remain available for grant.

In December 2009, the bank eliminated granting stock options with a tandem stock appreciation right feature, negatively impacting the bank’s ability to manage effectively the Stock Option Plan inventory. Based on the current number of options available for grant, the current burn rate and the bank’s grant methodology, it is proposed to increase the number of bank common shares available for issuance under the Stock Option Plan by an additional 15,000,000 in order to continue the Stock Option Plan through the next number of years. This amendment to the Stock Option Plan was approved by the board of directors on December 3, 2010, subject to shareholder and regulatory approval.

If approved by shareholders at the meeting, the total number of bank common shares reserved for issuance under the Stock Option Plan, minus options that have been exercised, would represent approximately 4.4% of the total number of issued and outstanding bank common shares. The number of bank common shares which may be issued to insiders pursuant to the exercise of options in a one year period and issuable to insiders at any time may not exceed 10% of the bank’s outstanding common shares. This limit applies to the Stock Option Plan and any other bank security based compensation arrangements.

In order to clarify the bank’s practice and current regulatory requirements, it is proposed that the amending provisions of the bank’s Stock Option Plan be revised to require that any change to the amending provisions require specific shareholder approval. This amendment to the bank’s Stock Option Plan was approved by the board of directors on January 25, 2011, subject to shareholder and regulatory approval.

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To be effective, the amendment to increase the number of shares issuable under the Stock Option Plan and the change to the amending provisions must be approved by a resolution passed by a majority of the votes cast by shareholders at the meeting.

The resolution to be presented for consideration by shareholders at the meeting is as follows:

“Resolved that amendments to the bank’s Stock Option Plan to provide that:

(i)	the number of common shares of The Bank of Nova Scotia issuable pursuant to the exercise of options under the bank’s Stock Option Plan be increased by an additional 15,000,000 common shares; and

(ii)	any amendment to the amending provisions of the bank’s Stock Option Plan shall require specific shareholder approval,

are hereby approved.”

Unless otherwise specified, the persons designated in the accompanying form of proxy intend to vote FOR the resolution to amend the Stock Option Plan to increase the number of shares issuable under the Stock Option Plan and to amend the amending provisions of the Stock Option Plan.

SAY ON PAY VOTE

Our compensation policies and procedures are based on the principle of pay for performance. We believe they align the interests of our executive team with the long-term interests of our shareholders. This non-binding advisory shareholder vote, commonly known as “Say on Pay,” gives you as a shareholder the opportunity to endorse or not endorse our approach to our executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2011 annual meeting of shareholders of the Bank.”

Because your vote is advisory, it will not be binding upon the board. However, the human resources committee will take the outcome of the vote into account when considering future executive compensation arrangements. We note that the bank’s first say on pay vote, held at our 2010 annual shareholders meeting, received nearly 97% support by shareholders. We believe the “Say on Pay” proposal demonstrates our commitment to our shareholders. The chairman of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. We are always appreciative of comments and questions on our executive compensation practices. Please see the “Statement of Corporate Governance Practices” section, under the heading “Say on Pay,” on page 73 and the contact information under the heading “Stakeholder Communications” on page 74 of this management proxy circular for more details on how you can ask questions of the board and the human resources committee. The board confirms that the bank’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (“CCGG”) Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” OUR APPROACH TO EXECUTIVE COMPENSATION, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS IN THIS MANAGEMENT PROXY CIRCULAR.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are five proposals which two shareholders of the bank plan to raise at the meeting. These are:

•	That the board of directors adopt a policy seeking to reach gender parity on the board within a maximum period of ten years

•	That the board of directors adopt a policy specifying the internal fairness ratio comparing employee and executive compensation considered “ethically acceptable” and that it provides the justifications in the management proxy circular

•	That the board of directors adopt a policy stating that the bank undertakes to close all of its subsidiaries and branches in tax havens

•	That additional information with respect to the peer group used to compare the competitiveness of compensation paid to senior executives is disclosed to shareholders, and

•	That the human resources committee disclose individual targets used when determining certain measures of executive compensation in order to better demonstrate a pay for performance philosophy

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these five proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The table below provides information about the nominated directors, including their background, experience, meeting attendance, boards they sit on and bank securities held. The information about the securities held by each nominated director is as of October 31, 2010.

Ronald A.
Brenneman
Calgary, Alberta,
Canada

Director since 2000

Independent

Age: 64

Ineligible for
re-election in
April 2017

Areas of Expertise:

Oil and Gas
Finance
Management

Designated Audit
Committee Financial
Expert

Mr. Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College, the new Alberta Children’s Hospital, UNICEF, Trout Unlimited Canada, Ducks Unlimited Canada and the Nature Conservancy of Canada.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	BCE Inc.
Audit and Conduct Review	6 of 6	100%	WestJet Airlines Ltd.
Human Resources	7 of 7	100%	Ithaca Energy Inc.
			Past Public Company Directorships (2006 – 2010) Petro-Canada
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	76,502	38,888	115,390	$6,308,371	yes
2009	76,061	34,059	110,120	$4,982,930	yes
Change	441	4,829	5,270	$1,325,441
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $6,549,431 in 2010, $5,294,430 in 2009

C.J. Chen
Singapore

Director since 1990

Independent

Age: 65

Ineligible for
re-election in
April 2015

Areas of Expertise:

Law
International
Corporate and
Capital Markets

Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore.

Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Amatil Investments (Singapore) Pte. Ltd.
Corporate Governance and	4 of 4	100%	Polo Ralph Lauren Sourcing Company Limited
Pension			Past Public Company Directorships (2006 – 2010)
			Wearnes International (1994) Limited
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	33,624	22,347	55,971	$3,059,935	yes
2009	33,624	18,607	52,231	$2,363,453	yes
Change	0	3,740	3,740	$696,482
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $3,059,935 in 2010, $2,674,953 in 2009

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David A. Dodge, O.C.
Ottawa, Ontario,
Canada

Director since 2010

Independent

Age: 67

Ineligible for
re-election in
April 2014

Areas of Expertise:

National and
International Economics
Finance
Public Policy

Mr. Dodge is a senior advisor at Bennett Jones LLP. He has had a distinguished career in the federal public service, most recently as Governor of the Bank of Canada from 2001 to 2008. Mr. Dodge has held senior positions in the Central Mortgage and Housing Corporation, the Anti-Inflation Board, the Department of Employment and Immigration and the Department of Finance. He was Deputy Minister of Finance from 1992 to 1997 and Deputy Minister of Health from 1998 to 2001.

A native of Toronto, Mr. Dodge received his B.A. (Economics, Hons.) from Queen’s University, and a Ph.D. in Economics from Princeton. During his academic career, he taught economics at Queen’s University, Johns Hopkins University, the University of British Columbia and Simon Fraser University. He is an Officer of the Order of Canada.

Mr. Dodge is currently Chancellor of Queen’s University. He is a member of the board of directors of the C.D. Howe Institute (Chair) and the Canadian Institute for Advanced Research (Vice-Chair). He also co-chairs the Market Monitoring Group of the Institute of International Finance. In 2009, he was elected a fellow of the Royal Society of Canada.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	5 of 5	100%	Canadian Utilities Limited
Executive and Risk	6 of 6	100%	Past Public Company Directorships (2006 – 2010)
			N/A
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	3,000	1,013	4,013	$219,391	No
2009	2,000	N/A	2,000	$90,500	N/A
Change	1,000	1,013	2,013	$128,891
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $219,391 in 2010; N/A in 2009

N. Ashleigh Everett
Winnipeg, Manitoba,
Canada

Director since 1997

Independent

Age: 54

Ineligible for
re-election in
April 2027

Areas of Expertise:

Retail and Real
Estate Development
Management

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, Royal Canadian Properties Limited, a real estate and property development company, and L’Eau-1 Inc. operating as Corpell’s Water, a water purification company specializing in home and office delivery of bottled water. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Centre Venture Development Corporation and Winnipeg Harvest Inc., a non-profit organization. She is also a member of the World Presidents Organization.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Manitoba Telecom Services Inc.
Corporate Governance and	4 of 4	100%	Past Public Company Directorships (2006 – 2010)
Pension (Chair)			N/A
Human Resources	7 of 7	100%
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	14,863	31,429	46,292	$2,530,784	yes
2009	12,308	26,690	38,998	$1,764,660	yes
Change	2,555	4,739	7,294	$766,124
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,771,844 in 2010, $2,076,160 in 2009

  Scotiabank 8

John C. Kerr, C.M.,
O.B.C., LL.D.
Vancouver, British
Columbia, Canada

Director since 1999

Independent

Age: 66

Ineligible for
re-election in
April 2015

Areas of Expertise:

Forest Products
Finance

Mr. Kerr is Chairman of Lignum Investments Ltd., a privately-held investment company, and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. In 2000, he received an Honorary Doctorate of Laws from Simon Fraser University. He is a recipient of the Order of Canada and the Order of British Columbia.

Mr. Kerr is Chair of the Vancouver Foundation, Chancellor of Emily Carr University of Art + Design and serves as a director of the Great Northern Way Campus.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Executive and Risk	10 of 10	100%	Past Public Company Directorships (2006 – 2010)
Human Resources	7 of 7	100%	Louisiana Pacific Corporation
(Chairman)
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	11,800	36,255	48,055	$2,627,167	yes
2009	11,800	33,130	44,930	$2,033,083	yes
Change	0	3,125	3,125	$594,084
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	1,000	$33,720
December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,901,947 in 2010, $2,344,583 in 2009

The Honourable
Michael J.L. Kirby,
O.C.
Ottawa, Ontario,
Canada

Director since 2000

Independent

Age: 69

Ineligible for
re-election in
April 2012

Areas of Expertise:

Public Policy
Finance
Mathematics

Mr. Kirby is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University, York University and Carleton University. He is an Officer of the Order of Canada.

Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Extendicare Real Estate Investment Trust
Audit and Conduct	6 of 6	100%	Immunovaccine Inc. (Chair)
Review (Chairman) Executive and Risk	10 of 10	100%	Indigo Books and Music Inc. MDC Partners Inc. Just Energy Group Inc. Past Public Company Directorships (2006 – 2010) Brainhunter Inc. CPI Plastics Group Limited Extendicare Inc.
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	1,584	44,768	46,352	$2,534,064	yes
2009	1,562	38,935	40,497	$1,832,489	yes
Change	22	5,833	5,855	$701,575
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,775,124 in 2010, $2,143,989 in 2009

  Scotiabank 9

John T. Mayberry, C.M.
Burlington, Ontario,
Canada

Director since 1994

Independent

Age: 66

Ineligible for
re-election in
April 2015

Areas of Expertise:

Primary Steel Products
Management

Mr. Mayberry is Chairman of the Board of the Bank. He is the retired Chairman and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honorary Doctor of Laws from McMaster University and is a Member of the Order of Canada.

Mr. Mayberry currently serves as lead director of Irving Oil and its subsidiaries.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Executive and Risk	10 of 10	100%	Past Public Company Directorships (2006 – 2010)
Corporate Governance and Pension (member)	2 of 2	100%	Inco Limited MDS Inc.
Corporate Governance and Pension (ex officio)	2 of 2	100%
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	13,087	45,662	58,749	$3,211,808	yes
2009	12,704	38,098	50,802	$2,298,791	yes
Change	383	7,564	7,947	$913,017
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $3,211,808 in 2010, $2,298,791 in 2009

Thomas C. O’Neill
Toronto, Ontario,
Canada

Director since 2008

Independent

Age: 65

Ineligible for
re-election in
April 2015

Areas of Expertise:

Accounting
Finance
Management

Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant. In 2008, Mr. O’Neill was awarded a Fellowship by the Institute of Corporate Directors of Canada, in 2005, an Honorary Doctorate of Law by Queen’s University and in 1988, the Fellow Chartered Accountant designation by the Ontario Institute of Chartered Accountants.

Mr. O’Neill serves as Vice Chair of the board of St. Michael’s Hospital. He is the former Vice-Chair of the Board of Governors of Queen’s University. He is also past director of the Ontario Teachers’ Pension Plan (2003 – 2007).

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Adecco, S.A. (Vice-Chairman)
Audit and Conduct Review	6 of 6	100%	BCE Inc. (Chair)
Corporate Governance and Pension	4 of 4	100%	Bell Canada (Chair) Loblaw Companies Limited Nexen Inc. Past Public Company Directorships (2006 – 2010)
			Dofasco Inc.
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	11,300	7,886	19,186	$1,048,899	yes
2009	11,300	4,343	15,643	$707,846	yes
Change	0	3,543	3,543	$341,053
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $1,048,899 in 2010, $707,846 in 2009

  Scotiabank 10

Alexis E. Rovzar de
la Torre
Greenwich, Connecticut,
U.S.A.

Director since 2005

Independent

Age: 59

Ineligible for
re-election in
April 2022

Areas of Expertise:
Law
International

Mr. Rovzar is a Partner of Counsel in the Latin America practice group of White & Case LLP, a global law firm. He has a J.D. from the National University of Mexico and is authorized to practice law in Mexico. Mr. Rovzar has previous experience as an investment banker from 1988 to 1994 and he served as a chief executive or member of senior management for several portfolio companies.

Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member of Procura, A.C., Appleseed, Reintegra, A.C., ProVivah, Endeavor Mexico, the U.S.-Mexico Chamber of Commerce, the Americas Society, the Council of the Americas in New York, the Board of the Philharmonic Orchestra of the Americas and the Board of Qualitas of Life Foundation in New York. He is also a member of the Board of International Overseers of Tufts University, the Center on Philanthropy of Indiana University and the Mexican Mediation Institute, among other professional organizations.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Coca-Cola Femsa, S.A. (KOF)
Audit and Conduct Review	6 of 6	100%	Fomento Económico Mexico, S.A. (FEMSA)
Corporate Governance and Pension	4 of 4	100%	Grupo BIMBO, S.A. Past Public Company Directorships (2006 – 2010)
			N/A
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	15,550	0	15,550	$850,119	yes
2009	12,388	0	12,388	$560,557	yes
Change	3,162	0	3,162	$289,562
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $850,119 in 2010, $560,557 in 2009

Indira V.
Samarasekera,
O.C., Ph.D.
Edmonton, Alberta,
Canada

Director since 2008

Independent

Age: 58

Ineligible for
re-election in
April 2023

Areas of Expertise:

Engineering
Public Policy
Education

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia.

Dr. Samarasekera sits on the boards of the Conference Board of Canada, the Public Policy Forum and the Canadian International Council. She also served on the Prime Minister’s Advisory Committee on Public Service and is on a President’s Visiting Committee at Massachusetts Institute of Technology (MIT). Dr. Samarasekera has served as a consultant to steel companies around the world.

Dr. Samarasekera is an Officer of the Order of Canada and has received Honorary Doctorates from the University of British Columbia, Queens University in Belfast, Ireland and the University of Waterloo.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Audit and Conduct Review	6 of 6	100%	Past Public Company Directorships (2006 – 2010)
Human Resources	6 of 7	86%	N/A
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	1,948	7,049	8,997	$491,866	yes
2009	1,948	3,468	5,416	$245,074	no
Change	0	3,581	3,581	$246,792
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $491,866 in 2010, $245,074 in 2009

  Scotiabank 11

Allan C. Shaw,
C.M., LL.D.
Halifax, Nova Scotia,
Canada

Director since 1986

Independent

Age: 68

Ineligible for
re-election in
April 2013

Areas of Expertise:

Manufacturing
Real Estate
Development
Governance

Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. He is a Member of the Order of Canada and in 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is past Chair of Canadian Policy Research Networks Inc., Ottawa; Member, Board of Trustees, Ernest C. Manning Awards Foundation, Calgary; Director and Chair, Canadian Centre for Ethics in Public Affairs (CCEPA); director, Dalhousie Medical Research Foundation; and Executive in Residence and Member, Advisory Board, Faculty of Management, Dalhousie University.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Executive and Risk	10 of 10	100%	Past Public Company Directorships (2006 – 2010)
(Chairman)			N/A
Human Resources	7 of 7	100%
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	54,387	40,568	94,955	$5,191,190	yes
2009	75,253	37,278	112,531	$5,092,028	yes
Change	(20,866)	3,290	(17,576)	$99,162
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $5,432,250 in 2010, $5,403,528 in 2009

Paul D. Sobey
Chance Harbour,
Pictou
County, Nova Scotia,
Canada

Director since 1999

Independent

Age: 53

Ineligible for
re-election in
April 2027

Areas of Expertise:

Retail Business
Management
Finance

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

Mr. Sobey is a member of the Board of Governors of St. Mary’s University.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	Crombie Real Estate Investment Trust
Audit and Conduct Review	6 of 6	100%	Empire Company Limited
Corporate Governance and	4 of 4	100%	Sobey’s Inc.
Pension			Past Public Company Directorships (2006 – 2010)
			Emera Incorporated Nova Scotia Power Incorporated Wajax Income Fund
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	26,000	37,816	63,816	$3,488,821	yes
2009	20,000	33,137	53,137	$2,404,449	yes
Change	6,000	4,679	10,679	$1,084,372
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

December 10, 2001	December 10, 2011	$24.675	4,000	$119,980
December 6, 2002	December 6, 2012	$24.400	4,000	$121,080

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $3,729,881 in 2010, $2,715,949 in 2009

  Scotiabank 12

Barbara S. Thomas
Belleair, Florida, U.S.A.

Director since 2004

Independent

Age: 61

Ineligible for re-election
in April 2020

Areas of Expertise:

Consumer Products
Management
Brand Management
Management

Ms. Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Spectrum Brands, Inc. and The Dial Corporation. She has held the positions of President of Warner-Lambert Consumer Healthcare Company (1997 to 2000) and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997).

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Audit and Conduct Review	6 of 6	100%	Past Public Company Directorships (2006 – 2010)
Human Resources	7 of 7	100%	Spectrum Brands, Inc.
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2010	13,021	0	13,021	$711,858	yes
2009	10,907	0	10,907	$493,542	yes
Change	2,114	0	2,114	$218,316
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $711,858 in 2010, $493,542 in 2009

Richard	(Rick)	E. Waugh
Toronto, Ontario,
Canada

Director since 2003

Non-Independent

Age: 63

Ineligible for
re-election in
April 2018

Areas of Expertise:

Banking
Management
International Markets

Rick Waugh became President and Chief Executive Officer in 2003. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S. Rick returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking, in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He currently serves on the Board of Directors of the Bank.

Outside the Bank, Rick is a member of the Canadian Council of Chief Executives. He serves on the Board of Directors of the International Monetary Conference (IMC), and was recently elected Vice-President for the 2011 term of office. He is also Vice-Chair of the Board of the Institute of International Finance (IIF), and serves as a Trustee for the IIF’s Principles for Stable Capital Flows in Emerging Markets. Rick is a member of the Council of the Americas, and is on the Chairman’s International Advisory Council for the Americas Society. He also serves on the Board of Directors for Catalyst Inc., and is Chair of the Catalyst Canada Advisory Board. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights, among others.

Rick has long been active in several philanthropic organizations. Among them is the United Way of Greater Toronto, where he was Campaign Chair in 2006, the organization’s 50th anniversary. He has also worked extensively with the MS Society, both as Honourary Chair of the endMS Capital Campaign and as a Board member for their Scientific Research Foundation. He is a director of St. Michael’s Hospital and Co-Chair of the Hospital’s Campaign to build the Li Ka Shing Knowledge Institute. He is also involved with the Miller Thomson Scholarship Foundation and the Pediatric Oncology Group of Ontario (POGO).

Rick holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, a Master of Business Administration from York University, a Fellow of the Institute of Canadian Bankers, and Honorary Doctor of Laws degrees from York University and Assumption University. He was awarded the Merit of Honor, Council of the Americas, for his distinguished contribution to the Americas, and received the 2008 Award of Merit from B’nai Brith Canada. In 2009, he received the Corporate Social Responsibility Award from the Foreign Policy Association in New York and, most recently, he had the Order of Merit conferred upon him by the President of the Dominican Republic for distinguished service to the country.

Board and Committees	Meeting	Attendance	Public Company Directorships

Board	9 of 9	100%	N/A
Executive and Risk	10 of 10	100%	Past Public Company Directorships (2006 – 2010)
			Inco Limited
Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal Year	Shares	DSUs	Shares and DSUs	and DSUs	Guidelines

2010	253,865	447,589	701,454	$38,348,490	yes
2009	253,671	392,159	645,830	$29,223,808	yes
Change	194	55,430	55,624	$9,124,682
Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DSUs and Employee Stock Options): $76,148,799 in 2010, $54,302,293 in 2009

  Scotiabank 13

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	The closing price of the bank’s common shares on the Toronto Stock Exchange (the “TSX”) on October 29, 2010 was $54.67 and on October 30, 2009 was $45.25.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

4.	Ms. Thomas was, prior to September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

5.	The dates in each biography stating when a director is ineligible for re-election do not take into account the new term limits adopted by the board of directors in December 2010 which become effective on April 1, 2011. Once effective, the term limits will extend the terms of Mr. O’Neill and Mr. Dodge so that they may each complete a ten-year term, and shorten the terms of Mr. Rovzar, Mr. Sobey, Dr. Samarasekera and Ms. Everett, all of whom would retire in April 2021, reflecting a 10 year term from the effective date of the new term limits.

Independence of Directors

The board determines the independence of each director when it approves director nominees for shareholder election. Based on the questionnaires completed by each of the proposed nominees, the board determined that 13 of 14 proposed nominees have no material relationship with the bank and are therefore independent. Appendix 2 to this management proxy circular contains the bank’s Director Independence Standards. The following table sets out the relationship of the current directors to the bank:

		NOT	REASON FOR NOT
NAME	INDEPENDENT	INDEPENDENT	INDEPENDENT STATUS
Ronald A. Brenneman	✓

C.J. Chen	✓

David A. Dodge	✓

N. Ashleigh Everett	✓

John C. Kerr	✓

Michael J.L. Kirby	✓

John T. Mayberry	✓

Thomas C. O’Neill	✓

Alexis E. Rovzar de la Torre	✓

Indira V. Samarasekera	✓

Allan C. Shaw	✓

Paul D. Sobey	✓

Barbara S. Thomas	✓

Richard E. Waugh		✓	President and CEO

Interlocking Directorships

The board does not believe that interlocking board memberships among our directors impact the ability of those directors to act in the bank’s best interests. Directors of the bank who serve together on the boards of directors of other public companies (including committee memberships) are as follows:

CORPORATION	DIRECTORS	ROLE
BCE Inc.	Mr. Brenneman	Management Resources and Compensation Committee (member) Pension Fund Committee (Chair)

	Mr. O’Neill	Chair of the Board of Directors

  Scotiabank 14

Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of board and committee meetings held during fiscal 2010. The directors have the opportunity to hold “in camera” sessions without management present at every board and committee meeting held. An “in camera” session without management present was held at every board meeting during fiscal 2010.

	NUMBER OF	ATTENDANCE AT
BOARD/COMMITTEE	MEETINGS	ALL MEETINGS
Board	9	100%
Audit and Conduct Review Committee	6	100%
Corporate Governance and Pension Committee	4	100%
Executive and Risk Committee	10	100%
Human Resources Committee	7	97.6%

Total Number of Meetings Held	36	99.7%

1.	Regional Advisory Committee Meetings were held in Vancouver (4).

Summary of Attendance of Directors

A summary of attendance for board and committee members during fiscal 2010 is set out below:

	BOARD MEETINGS		COMMITTEE MEETINGS		TOTAL MEETINGS
NAME	ATTENDED		ATTENDED		ATTENDED
Ronald A. Brenneman	9 of 9	100%	6 of 6 ACRC 7 of 7 HRC	100% 100%	22 of 22	100%

C.J. Chen	9 of 9	100%	4 of 4 CGPC	100%	13 of 13	100%

David A. Dodge[1]	5 of 5	100%	6 of 6 ERC	100%	11 of 11	100%

N. Ashleigh Everett	9 of 9	100%	4 of 4 CGPC (Chair) 7 of 7 HRC	100% 100%	20 of 20	100%

John C. Kerr[2]	9 of 9	100%	10 of 10 ERC 7 of 7 HRC (Chairman)	100% 100%	26 of 26	100%

Michael J.L. Kirby[3]	9 of 9	100%	6 of 6 ACRC (Chairman) 10 of 10 ERC	100% 100%	25 of 25	100%

John T. Mayberry[4]	9 of 9	100%	2 of 2 CGPC 10 of 10 ERC	100% 100%	21 of 21	100%

Thomas C. O’Neill	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100% 100%	19 of 19	100%

Elizabeth Parr-Johnston[5]	4 of 4	100%	2 of 2 CGPC 4 of 4 ERC	100% 100%	10 of 10	100%

Alexis E. Rovzar de la Torre	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100% 100%	19 of 19	100%

Indira V. Samarasekera	9 of 9	100%	6 of 6 ACRC 6 of 7 HRC	100% 86%	21 of 22	95%

Allan C. Shaw[6]	9 of 9	100%	10 of 10 ERC (Chairman) 7 of 7 HRC	100% 100%	26 of 26	100%

Paul D. Sobey	9 of 9	100%	6 of 6 ACRC 4 of 4 CGPC	100% 100%	19 of 19	100%

Barbara S. Thomas	9 of 9	100%	6 of 6 ACRC 7 of 7 HRC	100% 100%	22 of 22	100%

Richard E. Waugh[7]	9 of 9	100%	10 of 10 ERC	100%	19 of 19	100%

AGGREGATE ATTENDANCE	126 of 126	100%	167 of 168	99.4%	293 of 294	99.7%

Legend:

ACRC – Audit and Conduct Review Committee
CGPC – Corporate Governance and Pension Committee

ERC – Executive and Risk Committee
HRC – Human Resources Committee

Note: The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2010.

  Scotiabank 15

1.	Mr. Dodge was appointed to the board and the ERC effective April 8, 2010. Mr. Dodge attended one HRC meeting by invitation for informational and educational purposes.

2.	Mr. Kerr attended the January 25, 2010 ACRC meeting for the portion of the meeting with OSFI.

3.	Mr. Kirby attended one HRC meeting by invitation for informational and educational purposes.

4.	Mr. Mayberry is an ex-officio member of the ACRC and HRC. Mr. Mayberry attended 6 of 6 ACRC meetings and 7 of 7 HRC meetings in his capacity as an ex-officio member. Mr. Mayberry also attended 2 of 2 CGPC meetings in his capacity as an ex-officio member prior to being appointed a member effective April 8, 2010.

5.	Dr. Parr-Johnston retired from the board effective April 8, 2010.

6.	Mr. Shaw attended the January 25, 2010 ACRC meeting for the portion of the meeting with OSFI.

7.	Mr. Waugh is not a member of any board committee except for the ERC; he attended all other committee meetings as a management invitee except for the June 28, 2010 HRC meeting.

Director Attendance at Annual Meeting

The bank encourages board members to attend the bank’s annual meeting. At the last annual meeting, held on April 8, 2010, all of the current directors attended except Mr. Dodge.

 DIRECTORS’ COMPENSATION

The bank paid its non-employee directors the following fees in fiscal 2010:

•	A board retainer of $30,000 per year and an additional dedicated board retainer of $90,000 per year paid in bank common shares or Directors’ Deferred Stock Units (“DDSUs”)

•	A fee of $2,000 for each board or committee meeting attended

•	A retainer of $40,000 per year for the chairman of the audit and conduct review committee and $6,000 per year for members of the audit and conduct review committee

•	A retainer of $25,000 per year for the chairman of the human resources committee

•	A retainer of $20,000 per year for the chair of the corporate governance and pension committee and executive and risk committee

•	A retainer fee of $3,000 per year for members of each other committee, and

•	A fee of $1,000 for each regional advisory committee meeting attended

An annual retainer of $300,000 is paid to the non-executive chairman of the board. The chairman of the board does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the bank, does not receive any fees for serving as a director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in any bank pension plans or any other bank compensation plans. All director compensation is included in the table on page 17.

The only change approved to the fee structure for fiscal 2011 was an increase in the retainer for the chairman of the executive and risk committee to $25,000 per year.

  Scotiabank 16

Directors’ Compensation

Compensation earned by directors for fiscal 2010, as per the arrangements outlined on page 16, is set out below.

For 2010, amounts shown below in the “Directors’ Compensation for Fiscal 2010” table were paid entirely in DDSUs or bank common shares under the Directors’ Share Purchase Plan (“DSPP”), instead of in cash, based on individual director elections, except as indicated in the following table:

NAME	ANNUAL DEDICATED RETAINER	OTHER ANNUAL FEES
David A. Dodge[1]	100% DDSUs	100% cash

John C. Kerr	100% DDSUs	100% cash

Elizabeth Parr-Johnston[2]	100% DDSUs	100% cash

Allan C. Shaw	100% DDSUs	100% cash

Barbara S. Thomas	100% DSPP	20% DSPP + 80% cash

1.	Mr. Dodge was appointed to the board effective April 8, 2010.

2.	Dr. Parr-Johnston retired from the board effective April 8, 2010.

3.	Mr. Waugh does not receive fees for serving as a director.

Directors’ Compensation for Fiscal 2010

	RETAINERS					ATTENDANCE FEES
			COMMITTEE	COMMITTEE	NON-EXECUTIVE	BOARD	COMMITTEE	TOTAL FEES	ALL OTHER
	BOARD	DEDICATED	CHAIR	MEMBER	CHAIRMAN	MEETING	MEETING	EARNED	COMPENSATION	TOTAL
NAME	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Ronald A. Brenneman	30,000	90,000	–	9,000	–	18,000	26,000	173,000	0	173,000

C.J. Chen[1]	30,000	90,000	–	3,000	–	18,000	8,000	149,000	11,219	160,219

David A. Dodge[2]	17,500	52,500	–	1,750	–	10,000	12,000	93,750	0	93,750

N. Ashleigh Everett	30,000	90,000	20,000	3,000	–	18,000	22,000	183,000	0	183,000

John C. Kerr	30,000	90,000	25,000	3,000	–	18,000	38,000	204,000	0	204,000

Michael J.L. Kirby[3]	30,000	90,000	40,000	3,000	–	18,000	32,000	213,000	0	213,000

John T. Mayberry[4]	–	–	–	–	300,000	–	–	300,000	6,864	306,864

Thomas C. O’Neill	30,000	90,000	–	9,000	–	18,000	20,000	167,000	0	167,000

Elizabeth Parr-Johnston[5]	12,500	37,500	–	2,500	–	8,000	12,000	72,500	3,361	75,861

Alexis E. Rovzar de la Torre	30,000	90,000	–	9,000	–	18,000	20,000	167,000	0	167,000

Indira V. Samarasekera	30,000	90,000	–	9,000	–	18,000	24,000	171,000	0	171,000

Allan C. Shaw	30,000	90,000	20,000	3,000	–	18,000	34,000	195,000	0	195,000

Paul D. Sobey	30,000	90,000	–	9,000	–	18,000	20,000	167,000	0	167,000

Barbara S. Thomas[6]	30,000	90,000	–	9,000	–	18,000	26,000	173,000	0	173,000

Richard E. Waugh[7]	–	–	–	–	–	–	–	–	–	–

TOTAL	360,000	1,080,000	105,000	73,250	300,000	216,000	294,000	2,428,250	21,444	2,449,694

Legend:

ACRC – Audit and Conduct Review Committee
CGPC – Corporate Governance and Pension Committee

ERC – Executive and Risk Committee
HRC – Human Resources Committee

1.	Mr. Chen received U.S. $11,000 in fees in fiscal 2010 for acting as a director of BNS Asia Limited (Cdn. $11,219 based on the October 29, 2010 exchange rate of 1.019885).

2.	Mr. Dodge was appointed to the board and ERC effective April 8, 2010. Mr. Dodge attended 1 HRC meeting by invitation for which he was not paid.

3.	Mr. Kirby attended 1 HRC meeting by invitation for which he was not paid.

4.	Mr. Mayberry is Chairman of the board and does not receive attendance fees. In his capacity as Chairman, Mr. Mayberry has the use of a parking space, valued at $6,864.

5.	Dr. Parr-Johnston retired from the board effective April 8, 2010. She was given a gift on her retirement valued at approximately $3,361.

6.	Ms. Thomas received a portion of her fees in cash in order to cover applicable U.S. withholding taxes.

7.	Mr. Waugh does not receive fees for serving as a director.

  Scotiabank 17

Directors’ Share Purchase Plan

To encourage share ownership by directors, the bank has a DSPP under which directors can use some or all of their fees to buy bank common shares at market prices.

Directors’ Deferred Stock Unit Plan

To further align the interests of directors with those of other shareholders, under the DDSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank. The redemption value of a DDSU is equal to the market value of a bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. The table below sets out information relative to directors who served in that capacity during fiscal 2010 and who were granted options under the Director Stock Option Plan. All current directors not listed below do not hold any options.

					VALUE OF
					UNEXERCISED
					OPTIONS
	NUMBER OF OPTIONS				($)
	GRANTED AND	GRANT DATE AND		EXERCISE PRICE	(as at October 29,
NAME	OUTSTANDING[1]	VESTING DATE	EXPIRY DATE	($)	2010)[2]
Ronald A. Brenneman[3]	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

N. Ashleigh Everett[4]	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

John C. Kerr[5]	1,000	March 9, 2001	March 9, 2011	20.950	33,720
	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

Michael J.L. Kirby[6]	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

Allan C. Shaw[7]	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

Paul D. Sobey[8]	4,000	December 10, 2001	December 10, 2011	24.675	119,980
	4,000	December 6, 2002	December 6, 2012	24.400	121,080

TOTAL	49,000				1,480,080

1.	Options were granted under the terms of the Director Stock Option Plan to non-employee directors, with an exercise price equal to the TSX closing price of the bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a director or death. General loan policies of the bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the bank may advance funds, at customer rates, to facilitate the option exercise.

2.	Closing price of the bank’s common shares on the TSX on October 29, 2010 was $54.67.

3.	Mr. Brenneman exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2010.

4.	Ms. Everett exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2010.

5.	Mr. Kerr exercised 5,000 options respecting the March 9, 2001 grant in fiscal 2010.

6.	Mr. Kirby exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2010.

7.	Mr. Shaw exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2010.

8.	Mr. Sobey exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2010.

9.	Mr. Chen exercised 6,000 options respecting the March 9, 2001 grant, 4,000 options respecting the December 10, 2001 grant and 4,000 options respecting the December 6, 2002 grant in fiscal 2010.

  Scotiabank 18

Share Ownership Guidelines

On December 6, 2007, the board agreed to strengthen the bank’s share ownership guidelines. Directors are now required to hold bank common shares and/or DDSUs with a value of not less than $450,000 (previously the requirement was for $300,000). Directors have five years from December 2007 or their date of appointment, as applicable, to meet the current guidelines.

Directors’ Share Ownership

The table below shows the breakdown of each current director’s bank common shares, DDSU and director stock option (“DSO”) holdings as at October 31, 2010. All directors were above the target ownership level, with the exception of Mr. Dodge, who was appointed to the board on April 8, 2010. Mr. Dodge has elected to receive his dedicated retainer in DDSUs and his remaining fees in cash. As of January 31, 2011, Mr. Dodge does not meet the target ownership level and has until 2015 to reach the $450,000 target ownership level.

					TOTAL			TOTAL	TOTAL
				TOTAL	VALUE OF			VALUE	VALUE AS	TOTAL
		NUMBER		NUMBER OF	BANK COMMON		TOTAL	OF BANK	A MULTIPLE	VALUE AS
		OF BANK		BANK COMMON	SHARES AND	NUMBER OF	VALUE	COMMON SHARES,	OF SHARE	A MULTIPLE
	FISCAL	COMMON	NUMBER OF	SHARES AND	DDSUs/DSUs	OUTSTANDING	OF DSOs	DDSUs AND DSOs	OWNERSHIP	OF BOARD
NAME	YEAR	SHARES[1]	DDSUs/DSUs	DDSUs/DSUs	($)[2]	DSOs	($)[3]	($)	TARGET[4]	RETAINER[5]
Ronald A. Brenneman	2010	76,502	38,888	115,390	6,308,371	8,000	241,060	6,549,431	14.6	54.6
	2009	76,061	34,059	110,120	4,982,930	14,000	311,500	5,294,430	11.8	44.1
	Change	441	4,829	5,270	1,325,441	(6,000)	(70,440)	1,255,001

C.J. Chen	2010	33,624	22,347	55,971	3,059,935	0	0	3,059,935	6.8	25.5
	2009	33,624	18,607	52,231	2,363,453	14,000	311,500	2,674,953	5.9	22.3
	Change	0	3,740	3,740	696,482	(14,000)	(311,500)	384,982

David A. Dodge[6]	2010	3,000	1,013	4,013	219,391	N/A	N/A	219,391	0.5	1.8
	2009	2,000	N/A	2,000	90,500	N/A	N/A	90,500	N/A	N/A
	Change	1,000	1,013	2,013	128,891			128,891

N. Ashleigh Everett	2010	14,863	31,429	46,292	2,530,784	8,000	241,060	2,771,844	6.2	23.1
	2009	12,308	26,690	38,998	1,764,660	14,000	311,500	2,076,160	4.6	17.3
	Change	2,555	4,739	7,294	766,124	(6,000)	(70,440)	695,684

John C. Kerr	2010	11,800	36,255	48,055	2,627,167	9,000	274,780	2,901,947	6.5	24.2
	2009	11,800	33,130	44,930	2,033,083	14,000	311,500	2,344,583	5.2	19.5
	Change	0	3,125	3,125	594,084	(5,000)	(36,720)	557,364

Michael J.L. Kirby	2010	1,584	44,768	46,352	2,534,064	8,000	241,060	2,775,124	6.2	23.1
	2009	1,562	38,935	40,497	1,832,489	14,000	311,500	2,143,989	4.8	17.9
	Change	22	5,833	5,855	701,575	(6,000)	(70,440)	631,135

John T. Mayberry	2010	13,087	45,662	58,749	3,211,808	0	0	3,211,808	7.1	26.8
	2009	12,704	38,098	50,802	2,298,791	0	0	2,298,791	5.1	19.2
	Change	383	7,564	7,947	913,017	0	0	913,017

Thomas C. O’Neill	2010	11,300	7,886	19,186	1,048,899	N/A	N/A	1,048,899	2.3	8.7
	2009	11,300	4,343	15,643	707,846	N/A	N/A	707,846	1.6	5.9
	Change	0	3,543	3,543	341,053			341,053

Alexis E. Rovzar de la Torre	2010	15,550	0	15,550	850,119	N/A	N/A	850,119	1.9	7.1
	2009	12,388	0	12,388	560,557	N/A	N/A	560,557	1.2	4.7
	Change	3,162	0	3,162	289,562			289,562

Indira V. Samarasekera	2010	1,948	7,049	8,997	491,866	N/A	N/A	491,866	1.1	4.1
	2009	1,948	3,468	5,416	245,074	N/A	N/A	245,074	0.5	2.0
	Change	0	3,581	3,581	246,792			246,792

Allan C. Shaw	2010	54,387	40,568	94,955	5,191,190	8,000	241,060	5,432,250	12.1	45.3
	2009	75,253	37,278	112,531	5,092,028	14,000	311,500	5,403,528	12.0	45.0
	Change	(20,866)	3,290	(17,576)	99,162	(6,000)	(70,440)	28,722

Paul D. Sobey	2010	26,000	37,816	63,816	3,488,821	8,000	241,060	3,729,881	8.3	31.1
	2009	20,000	33,137	53,137	2,404,449	14,000	311,500	2,715,949	6.0	22.6
	Change	6,000	4,679	10,679	1,084,372	(6,000)	(70,440)	1,013,932

Barbara S. Thomas	2010	13,021	0	13,021	711,858	N/A	N/A	711,858	1.6	5.9
	2009	10,907	0	10,907	493,542	N/A	N/A	493,542	1.1	4.1
	Change	2,114	0	2,114	218,316			218,316

Richard E. Waugh[7]	2010	253,865	447,589	701,454	38,348,490	N/A	N/A	N/A	N/A	N/A
	2009	253,671	392,159	645,830	29,223,808	N/A	N/A	N/A	N/A	N/A
	Change	194	55,430	55,624	9,124,682

  Scotiabank 19

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective individuals.

2.	The total value of bank common shares and DDSUs/DSUs was calculated as follows: for 2010, based on $54.67, the closing price of a bank common share on the TSX on October 29, 2010; and for 2009, based on $45.25, the closing price of a bank common share on the TSX on October 30, 2009.

3.	The total value of DSOs was calculated as follows: for 2010, based on $54.67, the closing price of a bank common share on the TSX on October 29, 2010; and for 2009, based on $45.25, the closing price of a bank common share on the TSX on October 30, 2009. The exercise price for each grant is set out in the “Director Stock Option Plan” table found on page 18.

4.	On December 6, 2007, the board strengthened the directors’ share ownership guidelines to $450,000.

5.	Total board retainer is $120,000.

6.	Mr. Dodge was appointed to the board effective April 8, 2010 and held 2,000 bank common shares prior to his appointment.

7.	Mr. Waugh participates in the DSU Plan for senior executives. For further details on Mr. Waugh’s aggregate holdings, see Note 1 to the “Summary Compensation Table” on page 44. Mr. Waugh has not received any DSOs; details on Mr. Waugh’s option holdings can be found in the stock options table on page 46. Mr. Waugh, as President and CEO, has a more stringent share ownership requirement of 7 times base salary; refer to the “Executive Share Ownership Guidelines” section on page 42 for details.

8.	Dr. Parr-Johnston retired from the board on April 8, 2010. She received 1,759 DDSUs and redeemed 11,000 DDSUs during fiscal 2010.

  Scotiabank 20

 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The board and management believe that a strong, effective, independent board plays a crucial role in building long-term sustainable growth in shareholder value, protecting the interests of stakeholders and maximizing the value they receive from their investment in the bank. The board is committed to meeting high standards of corporate governance in all aspects of the bank’s affairs, as the bank’s corporate governance is an integral part of the bank’s operations.

The bank’s corporate governance practices are regulated by many different parties. Our practices:

•	Meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and SOX, including applicable rules of the U.S. Securities and Exchange Commission (“SEC”)

The bank is not required to comply with most of the NYSE corporate governance rules. However, except as summarized in the Corporate Governance section of the bank’s website (www.scotiabank.com), our practices do not differ significantly from those rules.

Appendix 1 contains a summary of our corporate governance practices, provides additional information required by the CSA, and highlights the NYSE and SOX requirements applicable to the bank. The committee reports included in this management proxy circular describe the mandates of the committees of the board and highlight key 2010 accomplishments.

The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the bank’s website and in print to any shareholder who requests a copy from the bank’s Secretary. Additional information on the bank’s audit and conduct review committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the bank’s 2010 annual information form under the heading “The Bank’s Audit and Conduct Review Committee” at www.sedar.com.

CORPORATE GOVERNANCE AT A GLANCE

		See Page(s)
•	13 of the bank’s current 14 directors are independent	14, 67-68
•	Since 2004, the board has had an independent chairman	68
•	Shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation	67
•	Directors’ attendance is disclosed in their biographies and in the aggregate as well. All directors have exceeded the board’s attendance requirements	7-13, 15-16
•	Board committees have the authority to retain independent advisors, as determined necessary by each committee	71
•	The executive and risk committee and human resources committee will now hold joint sessions to discuss risk issues associated with the bank’s compensation programs	27
•	The corporate governance and pension committee oversees our director education and orientation program and ensures all directors have a proper understanding of the bank’s businesses and the role of the board, and that sessions are held on emerging issues and matters affecting the bank’s business	71-72
•	At the 2010 Annual General Meeting, the bank’s first “say on pay” advisory vote on management’s approach to executive compensation received nearly 97% support from shareholders. 2011 marks the second year that the bank will be holding this advisory vote	73
•	At each of the board and board committee meetings, time is specifically reserved for independent discussion without management present	22, 23, 25, 27, 68
•	The corporate governance and pension committee, a committee composed of independent directors, is responsible for nominating potential director candidates to the board	23, 69
•	The board, each committee and individual directors annually undergo an evaluation of their effectiveness	72
•	Stakeholders can communicate their concerns and questions to the chairman of the board, the bank’s independent directors and the chairman of the human resources committee	74

  Scotiabank 21

COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Committee Composition and Mandate

Members: Michael J.L. Kirby – Chairman, Ronald A. Brenneman (financial expert), Thomas C. O’Neill, Alexis E. Rovzar de la Torre, Indira V. Samarasekera, Paul D. Sobey and Barbara S. Thomas. Ex officio – John T. Mayberry.

The audit and conduct review committee:

•	Oversees the quality, integrity and timeliness of the bank’s financial reporting

•	Fulfills the role of the bank’s conduct review committee as required under the Bank Act, including:

•	Reviewing transactions with related parties

•	Monitoring procedures for resolving conflicts of interest

•	Identifying potential conflict of interest situations

The committee consists entirely of outside directors. All members are independent pursuant to the bank’s independence standards which include additional independence requirements for all committee members, as required under the rules of the CSA, the NYSE and the SEC. At each of its six meetings in 2010, the committee held an “in camera” session without management present. All members of the committee are financially literate within the meaning of the CSA rules and the NYSE listing standards, and one or more members of the committee have the required attributes of a “financial expert” as defined by the rules of the SEC. The board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

The committee reviewed and recommended for approval by the board:

•	The 2010 annual and interim consolidated financial statements, and the related management’s discussion & analysis

•	Financial releases

•	The 2010 annual information form

The committee also reviews the:

•	Annual internal audit plan

•	Quarterly reports from the Internal Audit department

•	Mandate of the Internal Audit department

•	Position description for the Chief Auditor

•	Objectivity of the bank’s internal audit function

A key responsibility of the committee is to provide open avenues of communication among the bank’s Internal Audit department, the bank’s shareholders’ auditors and the board. The Chief Auditor, who is head of the bank’s Internal Audit department, reports to the committee, attends each meeting of the committee and meets with the members without management present.

The shareholders’ auditors report directly to the committee. They are invited to attend each committee meeting and meet with the members without management present. The committee retains and terminates the bank’s shareholders’ auditors, subject to shareholder approval, and evaluates their relationship with the bank, including independence and other qualifications. The committee also met with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results, and held an in camera session with OSFI representatives to discuss their report.

The committee has established policies and procedures for pre-approval of audit and permitted non-audit services. For more detail on these policies and other activities of the committee, see the bank’s 2010 annual information form at www.sedar.com. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

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Committee Report on Key Accomplishments for 2010
Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2010. Key accomplishments include:

•	Financial Controls: In line with our responsibility for the integrity of the bank’s financial statements and for reporting to the bank’s shareholders, we reviewed the bank’s Internal Control Policy and recommended it to the board for approval. The board approved the policy in March 2010. We then reviewed management’s assessment that internal control over financial reporting is effective and received management’s reports for the financial year ended October 31, 2010.

•	International Accounting Standards: We received regular updates on the implications of the Canadian Accounting Standards board’s plan to move to International Financial Reporting Standards (“IFRS”) and on the status of the bank’s IFRS implementation project. These reports included highlights of significant accounting impacts, potential transitional issues, broader implications from conversion, required training and related communication issues for the bank. We also participated in a management-run seminar on IFRS.

•	Pre-Approval of Services by the Bank’s Shareholders’ Auditors: We reviewed and approved the bank’s Policy for the Pre-Approval of Services Performed by the External Auditor.

•	Audit Planning Report and Conduct of Audit: We reviewed the bank’s shareholders’ auditors’ audit planning report and oversaw their conduct of an integrated audit, which included the auditors’ opinion on the effectiveness of the bank’s internal control over financial reporting.

•	Mandate of Scotiabank Group Compliance: We approved a mandate for Scotiabank Group Compliance.

•	Legal and Compliance Updates: We received regular updates from the General Counsel on legal matters and reports from the Chief Compliance Officer on compliance issues, including the bank’s annual report on its compliance programs which addressed our anti-money laundering and anti-terrorist financing programs.

•	Conduct Review Matters: We reviewed reports on the bank’s policies and procedures for resolving conflicts of interest, restricting the use of confidential information, dealing with customer complaints and disclosure of information to customers, and recommended board approval for policies and procedures on these matters. The board approved the policies and procedures in August 2010 and reports to OSFI annually on such matters.

Corporate Governance and Pension Committee Report

Committee Composition and Mandate

Members: N. Ashleigh Everett – Chair, C.J. Chen, John T. Mayberry, Thomas C. O’Neill, Alexis E. Rovzar de la Torre and Paul D. Sobey.

The corporate governance and pension committee advises the board on ways to enhance the bank’s corporate governance. As the committee is also responsible for director nominations, it consists entirely of independent directors. At each of its four meetings in 2010, the committee held an “in camera” session without management present.

The committee:

•	Reviews, at least annually, the bank’s Corporate Governance Policies and assesses the bank’s compliance with them

•	Makes recommendations to the board on emerging best practices in governance and other policy improvements

•	Reviews the relationship between management and the board and makes recommendations as appropriate

•	Recommends director compensation

•	Recommends responses to shareholder proposals

•	Oversees the bank’s governance culture

•	Establishes and recommends to the board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a bank director

  Scotiabank 23

•	Identifies and recommends qualified nominees, mindful of the board’s Director Independence Standards

•	Periodically reviews the appropriateness of the board’s size and the composition of the board as a whole

The committee has developed a process for assessing the performance and effectiveness of the board and its committees, and for ensuring that annual evaluations are completed. This process includes:

•	A detailed questionnaire that is completed by each director

•	Interviews with each director conducted by the chairman of the board and the chair of the committee

•	A review of individual directors’ performance, including the CEO and the chairman of the board

Comments that require action are addressed in a timely manner. Results of this process include the establishment of pre-board discussions on matters of interest to the board and educational programs on selected aspects of the bank’s business and operations. The committee also establishes, and revises as necessary, the responsibilities of individual directors, committee chairs and committees, and what is expected of them.

The committee also oversees the administration of the Scotiabank Pension Plan by:

•	Ensuring the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation

•	Monitoring and supervising the activities of the pension administration and investment committee, and reviewing its reports

•	Reviewing the report of the Plan fund’s auditor

For more detailed information about the bank’s system of corporate governance, please see the discussion in Appendix 1 to this management proxy circular. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2010

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2010. Key accomplishments include:

•	Board Succession: We reviewed current board and committee demographics with a view to assessing potential candidates for director. We recommended Board approval for a new director nominee, Mr. David Dodge, who was nominated and elected at the 2010 annual shareholders’ meeting.

•	Board and Committee Assessments: We reviewed the results of the board’s annual self-assessment, including the director questionnaires on corporate governance and the director interview and peer evaluation process. We also reviewed committee self-assessments and our committee chair advised the board that there were no items requiring action derived from these assessments.

•	Director Term Limits: We reviewed proposed term limits for directors that were adopted by the board in December 2010.

•	Director Compensation: We reviewed director compensation and recommended a change to the fee for the chairman of the executive and risk committee, which was approved by the board in October 2010.

•	Review of Corporate Governance Policies: We did a comprehensive review of the bank’s Corporate Governance Policies and committee charters and recommended amendments to the board for approval. The board approved these amendments in June 2010.

•	Orientation and Continuing Education: We reviewed and accommodated director requests for specific orientation and education seminar topics, and oversaw the design of a new program for director education and orientation at the bank.

•	Pension Plan Amendments: We reviewed and recommended changes to the Scotiabank Pension Plan, which were approved by the board in December 2009.

•	Committee Composition: We received board committee composition and recommended changes to the board in March 2010.

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Executive and Risk Committee Report

Committee Composition and Mandate

Members: Allan C. Shaw – Chairman, David A. Dodge, John C. Kerr, Michael J.L. Kirby, John T. Mayberry and Richard E. Waugh.

The executive and risk committee:

•	Advises executive management on highly sensitive or major strategic issues

•	Assists the board in its risk management responsibilities by:

•	Reviewing and approving credit, investment and market risks

•	Reviewing and approving all significant counterparty, industry, market and portfolio risks and limits

•	Reviewing, monitoring and approving risk-related policies, procedures and standards

•	Periodically examining public issues potentially affecting the bank, reporting to the board on them, and recommending policies to address them as required

In its capacity as an executive committee of the board, during intervals between meetings of the board, this committee may exercise all of the powers of the board, subject to the limitations set out in the Bank Act and such other limitations as the board may determine from time to time.

At each of its nine regularly scheduled meetings in 2010, the committee held an “in camera” session without management present. At six meetings during the past fiscal year, the independent members of the committee also met separately with the Chief Risk Officer.

For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2010

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2010. Key accomplishments include:

•	Review of Significant Credit and Market Risk Exposure: We reviewed significant credit and market risk exposures throughout the year in light of the turbulent markets, and reviewed various industry sector analyses. We approved a new credit risk strategy in January 2010.

•	Model Risk Management: We reviewed and discussed with management the bank’s model risk management systems and the governance structure around models to mitigate risk.

•	Approval of Policies: We reviewed and recommended to the board for approval: a new Risk Appetite Framework; the 2010 Country Risk Management Guidelines; an amended 2010 Market and Structural Risk Management Policy; and an amended 2010 Liquidity Risk and Collateral Management Policy.

•	Global Risk Management Reports: We reviewed quarterly reports on the bank’s Global Risk Management department’s programs and policies and the bank’s enterprise risk profile.

•	Self-Assessment: We completed our self-assessment in relation to compliance with our charter.

•	Review of Potential Acquisitions: We reviewed major strategic issues and initiatives, including potential acquisitions.

•	Appointment of New Committee Members: The committee’s composition was altered during the past fiscal year to ensure its continued effectiveness.

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Human Resources Committee Report

Committee Composition and Mandate

Members: John C. Kerr – Chairman, Ronald A. Brenneman, N. Ashleigh Everett, Indira V. Samarasekera, Allan C. Shaw and Barbara S. Thomas. Ex officio – John T. Mayberry.

The human resources committee has six members who collectively have the knowledge, experience and background in compensation, human resources, finance, risk management and general business leadership/management required to fulfill the committee’s mandate.

All are independent directors. Their independence is reconfirmed annually through a questionnaire based on the Director Independence Standards outlined in Appendix 2. None has ever served as an executive of the bank.

The committee is responsible for:

•	Ensuring we have effective leaders and robust succession plans in place

•	Reviewing our total compensation principles and ensuring our compensation programs are aligned with our pay for performance strategy as well as our risk appetite

•	Monitoring compensation and governance trends

•	Reviewing major compensation programs and making recommendations to the board with respect to compensation plans

•	Reviewing compensation disclosure and recommending approval to the board prior to publication

For a full list of duties and responsibilities, see the committee’s charter in the Corporate Governance section of the bank’s website. The committee reviews the charter every year and updates it as needed to reflect best practices.

Each member of the committee also sits on a related committee of the board to ensure that decisions are informed by and aligned with the work of these committees:

CORPORATE GOVERNANCE
HUMAN RESOURCES COMMITTEE MEMBER	AUDIT AND CONDUCT REVIEW	EXECUTIVE AND RISK	AND PENSION
John C. Kerr, Chairman		■

Ronald A. Brenneman*	■

N. Ashleigh Everett			■ (Chair)

Indira V. Samarasekera	■

Allan C. Shaw		■ (Chairman)

Barbara S. Thomas	■

John T. Mayberry**	■	■	■

*	Also sits on the audit and conduct review committee as the certified financial expert (as defined by the rules of the SEC).

**	Board chairman and ex officio member of the audit and conduct review committee and the human resources committee. He is a member of the executive and risk committee and the corporate governance and pension committee.

Committee Report on Key Accomplishments for 2010

Every year, we (the committee) create and execute a detailed work plan, and conduct an effectiveness review to be sure we are fulfilling our mandate. We believe that we met the work plan and fulfilled our mandate to the best of our ability this year. In 2010, we:

•	Made executive compensation recommendations to the Board: For compensation to be awarded to our President and CEO, his direct reports, and all of the Executive Vice-Presidents.

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•	Reviewed compensation programs: Taking into account evolving best practices, especially related to alignment of compensation with the bank’s risk profile and risk time horizon. We continued to review the alignment of our compensation policies and programs with evolving compensation best practices and principles released by the Institute of International Finance (“IIF”), the Financial Stability Board (“FSB”), and CCGG. As a result of these reviews, we:

•	Introduced a comprehensive compensation policy in compliance with the FSB Principles and Standards

•	Oversaw an independent review of our compensation practices and material compensation programs against the FSB principles and standards

•	Adjusted the compensation mix and implemented pension caps for the President and CEO and the Vice Chairman and Chief Operating Officer

•	Increased the amount of incentive compensation deferred into equity compensation for the Scotia Capital Co-CEOs to 60%

•	Reviewed and approved mandates: For the Executive-Vice Presidents, Group Heads, and the Vice Chairman and Chief Operating Officer.

•	Conducted a leadership review: To maintain leadership as a competitive advantage and ensure we have effective leaders and succession plans in place. The bank has a disciplined leadership resource planning process focused on thorough assessment of required and available talent, enhanced executive development programs and strategic role placement of key executives to prepare them for future business challenges and greater responsibility. Annually we evaluate the performance of the President and CEO and review potential succession candidates and development plans for key senior executive roles, in preparation for discussion with the board.

•	Met with shareholders and regulators: To discuss our executive compensation philosophy and disclosure, and to address specific questions. We participated in the executive compensation reviews conducted by regulators in various countries where we operate, including Canada, the United Kingdom, and Hong Kong. The chair of the committee has personally met with various regulators and governance bodies, including OSFI, CCGG, and ISS.

•	Established joint sessions with the executive and risk committee: To provide for meetings with the Chief Risk Officer and the executive and risk committee to discuss risks associated with the bank’s material compensation programs.

Independent Advisor

To perform our duties, we retain the services of a qualified and independent advisor. We have an independent advisor policy, which specifies the scope of services permitted to be performed by our advisor. To ensure that the services provided are not compromised, the policy specifies that:

•	Any work done by the independent advisor, other than for the committee, must be pre-approved by the committee chair or designate

•	The nature of the “other work” will be very limited and done only in cases where no reasonable alternative is available

•	Fees to date will be reported at each committee meeting, and we will continue to disclose all fees paid to the independent advisor, along with a detailed description of all related activities

In addition, to ensure independent and effective oversight of our executive compensation programs and CEO performance assessment, we hold “in camera” sessions at every meeting with the independent advisor – with no bank executives present.

Working independently, and without direction from management, Frederic W. Cook & Co., Inc. (“FWC”) provided the following services in 2010:

•	A review of our executive compensation practices and program design, and conducted an independent competitive analysis on President and CEO compensation

•	Updates on ongoing and emerging trends in executive compensation and governance best practices

•	Perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

•	Review of materials in advance of committee meetings; identification of discussion points and issues for the committee’s consideration when evaluating compensation design proposals

FWC was hired in September 2009 following a review of various consulting firms by the committee. The fees incurred by FWC in fiscal 2009 and 2010 were USD$57,775 and USD$252,733, respectively, for independent advisor services provided exclusively to the committee. FWC did not provide us or the bank with any other services in either year.

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 EXECUTIVE COMPENSATION — COMPENSATION DISCUSSION AND ANALYSIS

BEST PRACTICES IN EXECUTIVE COMPENSATION AT A GLANCE

		See Page

•	A letter to shareholders from the chairman of the board and the chairman of the human resources committee summarizes our approach to executive compensation	29

•	Our compensation programs are aligned with the bank’s corporate strategy	32

•	The board has the discretion to reduce or withhold funding for incentive plans if results are significantly below expectations	32

•	The Chief Risk Officer assesses whether there are other potential risks that should be reflected in the pool funding of our material incentive plans	33

•	Pay packages are stress tested to ensure appropriate link between pay and performance under foreseeable scenarios	33

•	A clawback policy is in place requiring repayment of performance-related compensation where there is a material misstatement	33

•	The bank’s internal audit group conducts an annual review of our compensation programs and practices and reports directly to the human resources committee	33

•	Detailed information is provided on the financial institutions in our comparator groups for determining pay for performance	34

•	Executive pay is aligned with shareholders’ interests by having a significant component “at risk” and tied to mid and long-term future performance	36

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price	42

•	Share ownership requirements for the most senior members of executive management extend into retirement	42

•	Employees are prohibited from entering into short sales, calls, and puts on any of our securities. Executives must also obtain pre-clearance from our compliance department before buying or selling any of our securities, including stock options	43

•	The Summary Compensation Table discloses the three year history of total compensation awarded to our Named Executive Officers (“NEOs”)	44

•	We report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2010 compensation review	44

•	Annual pension benefits payable at year end and at age 65 are disclosed for the NEOs	50

•	Employment agreements are not provided to any of our NEOs	51

•	Compensation disclosure is voluntarily provided in compliance with FSB Standards and Guidelines on those executives whose actions have a material risk impact on the bank	54

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LETTER TO SHAREHOLDERS

To Our Shareholders

The ability of any company to create and sustain shareholder value depends on the calibre of its executives and their ability to motivate all employees to act in shareholders’ best interests. That’s why Scotiabank’s compensation philosophy is firmly rooted in the principle of “pay for performance.” We reward results. We also rigorously monitor how these results are achieved – insisting that every executive’s actions reflect the bank’s core values, demonstrate prudent risk management, and comply with all relevant standards and regulations.

Every year, we assess our executive compensation programs against these principles, seeking ways to continuously improve. We report to you, our shareholders, on changes we’ve made. We publish our decisions with respect to the compensation of our top executives and the rationale for the awards. In the pages that follow, you’ll find a comprehensive description of how executive compensation is designed and managed at Scotiabank, as well as updates for 2010.

Rewarding Results

The starting point of the board of directors’ executive compensation decisions is the impressive performance our executives and their teams delivered in 2010. Net income grew by almost 20% over 2009, to $4,239 million. The bank met or exceeded all of its key financial and operating metrics — including return on equity (18.3%), productivity ratio (51.8%), and earnings per share growth (18.1%) — and maintained strong capital ratios by both Canadian and international standards. All three business lines contributed to the bank’s success, achieving record levels in both earnings and revenues ($15,505 million). In addition, total shareholder returns measured in the short- and long-term ranked in the top quartile against both Canadian and international peers.

Based on achievement against these measures, the board approved an Annual Incentive Plan (AIP) corporate performance factor of 142%. New this year, the AIP replaces the Management Incentive Plan as the short-term incentive compensation component for eligible executives. The design changes introduced in 2010 reflect our increasing global presence and the mobility of bank employees. It ensures employees are rewarded for the performance of those parts of the business they impact most directly, while maintaining a focus on overall bank results. The actual amounts awarded to individuals also reflect individual performance.

All Performance Share Units (PSUs) for our leaders are tied to three-year return-on-equity and total shareholder return measures. The performance factor applied to PSUs vesting in 2010 was 120%.

The total value of incentive compensation (including option-based awards, share-based awards, and annual incentive awards) earned by our President and CEO, Executive Vice-President and Chief Financial Officer, and Vice Chairman and Chief Operating Officer increased by approximately 8% in 2010 over 2009. However, incentive compensation for the Scotia Capital Co-CEOs decreased by 8% in 2010 compared to 2009 reflecting strong but more normalized business results. The actual amounts by category are itemized on the following page. We adjusted the mix of the compensation awarded to the President and CEO and the Chief Operating Officer in 2010 in order to bring the percentage of compensation delivered through base salary and annual incentives to industry norms. We established pension caps for these executives to minimize the impact of this change on total pensionable earnings. We increased the amount of incentive compensation deferred into equity compensation for the Scotia Capital Co-CEOs from 50% to 60%, to further align executive interests with long-term shareholder interests.

Evolving Oversight Practices

Rigorous oversight of executive compensation is nothing new to the bank. As regulator and stakeholder expectations rise and the financial services sector as a whole strives for greater consistency and discipline, we continually assess our practices against changing industry benchmarks. We made improvements to our compensation oversight practices this year to ensure we were meeting FSB Principles and Standards and OSFI requirements, as well as our own Guidelines for Business Conduct. We documented every aspect of our compensation programs in one comprehensive policy for the human resources committee to fully review and formally approve. Beginning in 2010, our internal audit group conducted the first annual review of our compensation programs and practices – independent of management – reporting directly to the human resources committee of the board.

Other changes are designed to increase the level of scrutiny given to risk management. The Compensation Review Committee – which includes the heads of risk management, compliance, internal audit and total rewards – conducts a review to ensure there was an appropriate link between the proposed incentive awards and compliance with our policies,

  Scotiabank 29

guidelines and risk appetite for roles that can have a material risk impact. In December 2010 we instituted the practice of having members of our executive and risk committee attend all human resources committee discussions of incentive program design, metrics, objectives and payment results.

Sustaining Shareholder Value

All Scotiabank executives are also Scotiabank shareholders like you are. They have minimum share ownership requirements that in the case of the most senior executives extend past retirement. They are committed to creating value for the long term. We are confident that the design and administration of our executive compensation programs appropriately incent and reward them for this. At the same time, we are not complacent. You can be confident we will continue to closely monitor our own practices and trends in the industry and adjust our practices accordingly. We’ll report back to you each year on changes and decisions made.

John C. Kerr Chairman of the Human Resources Committee	John T. Mayberry Chairman of the Board

NAMED EXECUTIVE OFFICER COMPENSATION: 2010 UPDATE

This section discusses the compensation awards of our five NEOs in 2010 – the President and Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executives (based on aggregate compensation excluding pension benefits):

•	Richard E. Waugh, President and Chief Executive Officer

•	Luc A. Vanneste, Executive Vice-President and Chief Financial Officer

•	Sarabjit S. Marwah, Vice Chairman and Chief Operating Officer

•	J. Michael Durland, Group Head, Global Capital Markets & Co-CEO, Scotia Capital

•	Stephen D. McDonald, Group Head, Global Corporate & Investment Banking & Co-CEO, Scotia Capital

The table below is a summary of the total direct compensation awarded to our NEOs in 2010.

			EQUITY COMPENSATION		PORTION OF
		ANNUAL			INCENTIVE
	BASE	INCENTIVE	PSU	OPTION	DELIVERED	TOTAL DIRECT
	SALARY(1)	AWARD	AWARDS(2)	AWARDS(3)	IN EQUITY	COMPENSATION
NAMED EXECUTIVE OFFICER	($)	($)	($)	($)%		($)
Richard E. Waugh	1,208,333	1,600,000	3,925,000	3,925,000	83%	10,658,333

Luc A. Vanneste	425,000	600,000	675,000	675,000	69%	2,375,000

Sarabjit S. Marwah	656,250	1,325,000	1,275,000	1,275,000	66%	4,531,250

J. Michael Durland	550,000	2,980,000	2,235,000	2,235,000	60%	8,000,000

Stephen D. McDonald	550,000	1,780,000	1,335,000	1,335,000	60%	5,000,000

1.	The Base Salary amounts represent the salary earned during the fiscal year.

2.	The PSU amounts shown were valued at $53.85 as of the grant date.

3.	The stock option amounts shown represent the estimated compensation value of options granted. The values have been calculated using a grant price of $55.63 and a compensation Black-Scholes value of 21%.

Richard E. Waugh, President and Chief Executive Officer

In fiscal 2010 FWC, the committee’s independent advisor, conducted a competitive analysis on the President and CEO’s compensation in 2010. As a result of the review the board approved increases in base salary and target bonus for Mr. Waugh. To bring Mr. Waugh’s salary closer to the median of his market peers, his base salary increased to $1,500,000 from $1,000,000 as of June 1, 2010. Because Mr. Waugh had not received a salary increase since he was appointed President and CEO in 2003, his base salary was below market. His annual target incentive also increased to 150% of base salary from 100% of base salary,

  Scotiabank 30

consistent with market practice. The board continues to have discretion to adjust Mr. Waugh’s annual incentive award and deliver a portion in equity compensation to ensure his incentive deferral rate is no less than his direct reports.

Recognizing the impact of his increased base salary and incentive target on pensionable earnings, the board established a pension cap for Mr. Waugh of $2,000,000.

Mr. Waugh’s exemplary leadership was a key factor in our success in 2010. All of our key financial and operating metrics were met or exceeded, and our record results compared favorably with both Canadian and international peers. Under his leadership we continued to balance opportunities for innovation and growth with an ongoing adherence to our prudent risk management principles and practices. We continued to strengthen our risk management framework and processes, and our credit, market, and operational risk performance was well within our risk appetite. We demonstrated our commitment to corporate social responsibility by making the Dow Jones Sustainability Index for North America, narrowly missing the World status with a score of 72, one point below the 73-point cut-off for inclusion.

In keeping with our commitment to collaboration and leadership development, Mr. Waugh appointed several executives to new roles late in 2010 to broaden their experience. Furthermore, as co-chair of the IIF committee on market best practices, Mr. Waugh continued his leadership role in the efforts to lead the restructuring of the global financial services industry.

Taking into consideration the overall performance of the bank, his individual performance, and his position relative to market, Mr. Waugh was awarded total direct compensation of $10,658,333, an increase of 10% over 2009.

In advance of the final determination of the his total direct compensation by the board, Mr. Waugh requested that a substantial proportion of his 2010 total incentive awards be directed into PSUs and stock options to further enhance his alignment to the future performance of the bank. After due consideration, the committee recommended to the board that Mr. Waugh’s annual cash incentive be reduced from $2,780,000 to $1,600,000, with the difference being awarded equally in PSUs and stock options. As a result, 83% of Mr. Waugh’s total 2010 incentive is deferred and tied to future bank performance and shareholder return.

Luc A. Vanneste, Executive Vice-President and Chief Financial Officer

During fiscal 2010 Mr. Vanneste’s annual incentive target was increased from 60% to 80%, consistent with market practice. However, his pensionable earnings remain capped at base salary plus actual bonus up to a maximum to 60% of base salary.

Mr. Vanneste enhanced outreach to the investor community, raising our profile in 2010. Working collaboratively with group treasury and global risk management departments, he assessed the potential impact that the Basel III capital and liquidity proposals would have on the bank. He continued to provide leadership of our focus on efficiency and expense management as we significantly improved our productivity ratio and achieved positive operating leverage.

Taking into consideration the overall performance of the bank, his individual performance, and his position relative to market, Mr. Vanneste was awarded total direct compensation of $2,375,000, an increase of 7% over 2009.

Sarabjit S. Marwah, Vice Chairman and Chief Operating Officer

Mr. Marwah’s base salary increased to $700,000 from $625,000 as of June 1, 2010, and his annual target incentive increased to 125% of base salary from 70% of base salary, reflecting his increased responsibilities and to be consistent with market practice. Similar to Mr. Waugh, a pension cap was established for Mr. Marwah of $1,000,000, recognizing the impact of his increased base salary and incentive target on pensionable earnings.

During 2010 Mr. Marwah continued to execute effectively on our strategic priorities, helping us to achieve record levels in both earnings and revenues, increasing ROE to 18.3% in 2010 from 16.7% in 2009, and generating a growth in earnings per share of 18.1%. Our tier 1 capital ratio increased to 11.8% from 10.7% in 2009 from the close attention placed on managing our capital effectively, and our productivity ratio improved significantly due to our continued focus on efficiency and expense management initiatives. Mr. Marwah also contributed significantly to the realignment of the bank, in particular the creation of our new line of business – Global Wealth Management; and the acquisitions made during the year.

Taking into consideration the overall performance of the bank, his individual performance, and his position relative to market, Mr. Marwah was awarded total direct compensation of $4,531,250, an increase of 6% over 2009.

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J. Michael Durland, Group Head, Global Capital Markets & Co-CEO, Scotia Capital

Mr. Durland’s base salary increased to $550,000 from $350,000 as of November 1, 2009, to bring his salary closer to the market median.

Under Mr. Durland’s leadership, the global capital markets group (“GCM”) continued the strong revenue trend experienced in 2009 during the first half of fiscal 2010, however, revenues reflected more normalized business levels during the latter half of the year. The emphasis for GCM was on enhancing future growth through diversified and sustainable revenues, but within the bank’s policies and risk appetite. GCM managed risk effectively through a framework of sound and prudent practices, and achieved a reduction in the average one-day Value-at-Risk – a key risk metric – of $4.5 million in 2010. GCM also continued to build on its strong customer satisfaction, as measured through independent third-party surveys and industry awards. Among their notable achievements was the selection of the Corporate Derivatives as the best in Canada for its eighth consecutive year.

Taking into consideration the performance of Scotia Capital, his individual performance, and his position relative to market, Mr. Durland was awarded total direct compensation of $8,000,000, a decrease of 4% from 2009.

Stephen D. McDonald, Group Head, Global Corporate & Investment Banking & Co-CEO, Scotia Capital

Mr. McDonald’s base salary increased to $550,000 from $350,000 as of November 1, 2009, to bring his salary closer to the market median.

Total revenues for the global corporate and investment banking group (“GCIB”) decreased by 22% from 2009 due to declines in asset volumes in all lending markets and in loan origination fees. Through Mr. McDonald’s leadership, GCIB demonstrated superior risk management as shown through the continued improvement in credit quality. Despite a challenging economic environment, provisions for credit losses reflected a net recovery of $43 million. GCIB maintained strong client focus to meet their financial and advisory needs, and for the second year in a row Scotia Capital was ranked #1 in Canadian Corporate Debt Underwriting.

Taking into consideration the performance of Scotia Capital, his individual performance, and his position relative to market, Mr. McDonald was awarded total direct compensation of $5,000,000, a decrease of 6% from 2009.

ABOUT EXECUTIVE COMPENSATION AT SCOTIABANK

Corporate Strategy

The bank’s strategic focus is on five key priorities that guide our actions and position us for continued long term success: sustainable revenue growth, effective capital management, leadership development, prudent risk management, and efficiency and expense management. The talent, experience and sound judgement of our management team and employees around the globe are crucial to the successful execution of these priorities today and in the future.

Philosophy: Pay for Performance

Our executive compensation programs help the bank create and sustain shareholder value in a competitive global financial services marketplace and successfully execute on our strategy by:

•	Attracting high calibre executives who can advance our strategy

•	Motivating executives to act in the best interests of our shareholders and other key stakeholders through performance-based compensation

•	Rewarding executives for demonstrated leadership and the achievement of strategic objectives

Because our philosophy is to pay for performance, we place stronger emphasis on at-risk incentive compensation than on base salary, benefits or pension. The result:

•	When we meet our goals we can expect our executives to be compensated in aggregate at about the median of the market

•	When we exceed our goals we can expect our executives to receive compensation above the market median

•	When we fail to achieve our targets we can expect our executives to be compensated below the market median

The board has the discretion to reduce or withhold payment under our annual incentive plans should results fall significantly below expectations. Similarly, the board at its discretion can choose not to grant options or PSUs to individuals and/or in aggregate.

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Design Principles: Risk Management, Corporate Focus, Compliance

In designing our executive compensation programs, we strive to ensure that:

•	Risk is carefully managed: so that all business performance targets and individual/department objectives can be accomplished within established risk policies, limits, processes and standards. The key metrics on which our incentive compensation plans are based are approved by the board. We discourage executives from taking unreasonable and excessive risks by:

•	Delivering incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile
•	Deferring a substantial portion of the incentive compensation paid to our senior executives and other employees whose actions have a material impact on our risk exposure
•	Using profit-based financial goals in the annual incentive plans
•	Placing caps on annual incentive award funding
•	Having share ownership and post-retirement share retention requirements
•	“Stress-testing” the potential impact of future performance on our annual and equity-based incentive awards to ensure we maintain an appropriate link between pay and performance under foreseeable scenarios

The Chief Risk Officer assesses whether there are other potential risks that should be reflected in the incentive pool funding (such as concentration risk, off-balance-sheet risk and liquidity risk), monitors all incentive plans for adherence with the bank’s risk appetite, and recommends adjustments to the human resources committee if warranted. The Chief Risk Officer reviews the amounts accrued for our material incentive programs on a quarterly basis to ensure appropriate use of capital.

•	Measures for incentive programs are thoroughly reviewed by our senior executive leadership team: we have established a committee of the President and CEO and his direct reports, the Human Investment Committee (“HIC”), that provides our senior leaders with the opportunity to review and evaluate the key measures of our material incentive programs from an overall policy and comprehensive risk basis. HIC’s broader mandate is to review and approve all major new and changing bank-wide human resources objectives, strategies, policies and programs to ensure we are meeting the bank’s business priorities and goals, as well as the needs of our employees and stakeholders.

•	The executive and risk committee reviews the design and results of incentive programs: beginning in December 2010, the executive risk committee members attended the portion of the committee meetings where the design, metrics, objectives, and payments results of our material incentive programs are discussed.

•	Key stewardship and support functions are focused on overall corporate interests: this focus ensures that compensation for executives responsible for areas such as risk management, legal, compliance, finance, internal audit, and human resources is tied to overall corporate performance rather than the performance of any one line of business they may support.

•	Special reviews exist for key risk taking roles: the Compensation Review Committee – which includes the heads of risk management, compliance, internal audit, and total rewards – conducts a review to ensure there was an appropriate link between the proposed incentive awards and compliance with our policies, guidelines and risk appetite for roles that can have a material risk impact. This governance overlay is crucial to reflect risks and compliance issues that are hard to capture from a purely quantitative perspective.

•	There are clawback provisions: for compensation awards made in December 2009 and beyond, we have a clawback policy that applies to all Vice-Presidents and above, all Managing Directors and above in Scotia Capital, and designated employees below the Vice-President level. People in these roles will forfeit outstanding awards or repay previously paid compensation if there is a personal breach of compliance rules or the Guidelines for Business Conduct. The clawback also applies if there is a material misstatement of results in the fiscal year of the grant in an executive’s area of responsibility.

•	Compensation programs are reviewed independent of management: beginning in 2010, our internal audit group conducted the first annual review of our compensation programs and practices, reporting directly to the committee. The review includes:

•	Reviewing all material compensation plans and programs
•	Assessing the appropriateness of these plans and programs against our organizational goals and risk profile as well as the FSB principles and standards
•	Assessing the appropriateness of payouts relative to performance and risk

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Annual Compensation Review

Each year, the human resources committee reviews the total compensation packages for the:

•	President and CEO

•	President and CEO’s direct reports

•	Executive Vice-Presidents and Scotia Capital senior leadership

We disclose compensation details for a subset of this group – our five NEOs – beginning on page 30.

The committee also reviews:

•	The aggregate award recommendations for the base salary adjustments, annual incentive awards, and equity-based incentive awards for all other executives

•	Individual compensation recommendations that exceed a certain threshold

The reviews are informed by recommendations from management and the human resources department, as well as market data from research, surveys, and studies – including:

•	Competitive total compensation data for similar positions in our peer group – companies of similar size and scope with whom we compete for executive talent – provided by the Hay Group Limited, an external consulting firm

•	Market trend analysis provided by consulting firms Towers Watson and Johnson Associates, who also provide compensation plan design guidance

The peer group for the NEOs includes four large banks and two major insurance companies, and remains unchanged from previous years (see table below).

			MARKET
	REVENUE	NET INCOME	CAPITALIZATION	NUMBER OF
ORGANIZATION	($ Millions)	($ Millions)	($ Billions)	EMPLOYEES
Bank of Montreal	12,210	2,810	34.0	37,947

CIBC	12,085	2,452	30.7	42,354

Royal Bank of Canada	28,330	5,223	77.5	72,126

TD Bank	19,565	4,644	64.5	71,049

Manulife Financial	40,107	1,338	34.0	Over 20,000

Sun Life Financial	27,572	622	17.1	14,260

Average	23,312	2,848	43.0	47,547

The Bank of Nova Scotia	15,505	4,239	57.0	70,772

*	Comparative financial information obtained from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial and Sun Life Financial, whose most recent financial results are as at December 31, 2009, this table shows results as at October 31, 2010.

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The Review Process at a Glance

	COMPENSATION			HUMAN RESOURCE
HUMAN RESOURCES	REVIEW COMMITTEE	PRESIDENT AND CEO	INDEPENDENT ADVISOR	COMMITTEE	BOARD OF DIRECTORS
 •  Prepares a summary of competitive market data

 •  Develops compensation guidelines for senior team, based on competitive practice, our performance, and our “pay at-risk” philosophy

 •  Reviews data and guidelines with President and CEO

 •  Manages the performance assessment process

 •  Reviews the individual recommendations for key risk-taking roles to ensure there is appropriate recognition and alignment with compensation risk and individual compliance with our Guidelines for Business Conduct in the proposed incentive awards

 •  Assesses senior management performance against objectives and future potential

 •  Recommends appropriate salary, annual incentive award and equity incentive awards for senior team – taking into account past performance, future potential and market position

 •  Updates the human resources committee on emerging trends in executive compensation and governance best practices

 •  Reviews our executive compensation practices and programs, including our peer groups

 •  Reviews competitive market data for the President and CEO with committee chair

 •  Provides the committee with perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

 •  Reviews and finalizes recommendations for senior management for full board approval

 •  Assesses performance of the President and CEO

 •  Recommends President and CEO compensation package to board (excluding President and CEO)

 •  Reviews and recommends to the board aggregate award recommendations

 •  Approves the appointment of executive management

 •  Approves compensation of all board appointed executives (President and CEO is not present for approval of his own compensation)

 •  Approves the criteria and design of our material incentive plans and aggregate awards relative to these various plans

Important to note:

•	Outstanding sustained individual performance is generally rewarded with higher equity compensation awards

•	In reviewing recommendations, the committee looks at market position together with a tally sheet outlining individual total equity and deferred compensation holdings, and pension benefits

•	In recommending compensation for the President and CEO, the committee also reviews a tally sheet and the aggregate compensation he has earned over the previous five years relative to our performance

•	At no point in the process does the President and CEO have any role in recommending his own compensation

•	The Chief Risk Officer assesses whether there are other potential risks that should be reflected in the incentive pool funding, and the members of the executive and risk committee will now attend the portion of the committee meetings where the design, metrics, objectives, and payments results of our material incentive programs are discussed

EXECUTIVE COMPENSATION PROGRAMS IN DETAIL

Overview of Components and Mix

In addition to base salary, the bank’s executive compensation includes a mix of annual, mid-, and long-term incentives – which are also known as “pay-at-risk,” since they are not guaranteed. Executives are also eligible to participate in benefit, pension, and perquisite programs.

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The following chart outlines our expected mix of these components by level. In determining the appropriate mix, the human resources committee considers:

•	The executive’s ability to affect results over the longer term

•	The mix for similar positions in our comparator group

•	Market practice

At more senior levels, a much higher proportion of total compensation is at-risk and tied to our mid- to long-term future performance. The percentages shown here for mid-term (PSUs) and long-term (stock option) incentives are estimates only, as actual value will depend on corporate performance over time.

Base Salary

Base salary compensates executives for performance of their day-to-day roles and responsibilities. Each year, the human resources committee reviews the salary for each senior executive relative to the average and median base salary for similar positions in our peer group. They recommend appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentives

We currently have two annual incentive programs designed to reward executives for their contribution to the achievement of our annual goals:

•	Annual Incentive Plan (“AIP”) for eligible bank executives, including NEOs Richard E. Waugh, Luc A. Vanneste and Sarabjit S. Marwah

•	Scotia Capital Incentive Plan (“SCIP”) for eligible executives of Scotia Capital, including NEOs J. Michael Durland and Stephen D. McDonald

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Annual Incentive Plan
Design Overview
This plan rewards eligible executives based on how well we achieved our financial and operation metrics for the fiscal year, and individual performance also has a significant impact on the final awards.

The AIP was introduced in 2010 and replaced the Management Incentive Plan as well as the local incentive programs for certain participants outside of Canada. The change reflects our increasing global presence and the mobility of our employees. The AIP ensures that employees are rewarded for the performance of those parts of the business they impact, while maintaining a focus on our overall performance.

Line of business performance measures have an impact on the awards for executives whose primary focus is on Canadian Banking or International Banking, and there is also a country performance factor for executives in countries with large operations. Top corporate executives and key executives in stewardship functions are measured entirely on bank and individual performance. In addition, the AIP includes risk adjusted measures that reflect the full range of potential risks.

Individual AIP awards are determined by the business results and individual performance, using the following formula:

2010 Goals and Performance
The AIP pool is funded using measures aligned to our strategic priorities. The key performance measures and weightings used to determine the All Bank business results score are presented below.

ALL BANK MEASURES	WEIGHTING
Return on Equity – our efficiency in earning profits on shareholders’ behalf	40%

Diluted Earnings Per Share – net income we generate for common shareholders	40%

Productivity Ratio – overall operating efficiency	20%

In addition to business results, the AIP awards may be further adjusted based on individual performance, taking into consideration the results achieved by an executive in relation to their annual goals and objectives.

Determining Final Pool Funding
The level of overall AIP funding for the participating NEOs is based on our results compared to our All Bank performance metrics. The target level for each metric is based on our annual plan to the board of directors. Business results scores may range from 50% to 150% depending on actual performance. The Chief Risk Officer assesses whether there are potential risks that should be reflected in our performance and may recommend adjustments to the human resources committee. The committee may also consider our results relative to our peers, performance relative to other measures on our balanced scorecard – including risk and compliance measures – as well as the economic environment when determining the final business results scores. The committee reviews and recommends to the board for final approval the total AIP pool.

If overall performance targets are exceeded, the AIP incentive pool can increase to a maximum of 200% of the target AIP level. The board also has the discretion to reduce or withhold payment under the AIP should results fall significantly below expectations.

The individual target award percentages that fund the AIP pool are reviewed regularly to ensure they reflect the market practice among our peer group, as well as our emphasis on pay-at-risk and longer-term incentives.

Scotia Capital Incentive Plan
The SCIP rewards eligible employees of Scotia Capital for business results and individual performance for the given fiscal year. We provide market competitive compensation that is aligned with risk management and shareholder objectives.

The SCIP was reviewed and updated in 2009 to align with practices and principles recommended by regulators and recognized governance bodies such as the IIF, FSB, and CCGG. The changes were designed to:

•	Fund the incentive pool based on the profitability of Scotia Capital and the results of the bank overall

•	Strengthen the tie between individual compensation awards and longer-term performance by deferring a significant portion into equity-based compensation (see the following table)

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	AMOUNT DELIVERED IN EQUITY-BASED	TYPE OF EQUITY-BASED
EXECUTIVE LEVEL	COMPENSATION	COMPENSATION AWARD
Co-CEO	60%	PSUs and stock options

Senior Leaders	50%	PSUs and stock options

Managing Directors	30% - 40%	PSUs

The President and CEO (who does not participate in the plan) reviews the measures and funding rates used to assess performance and fund the incentive pool. In determining pool funding, we consider:

•	Scotia Capital profits before taxes and incentive payments
•	The percentage of profits comparator companies in the market are generally allocating to their incentive pools
•	Senior management assessment of the sustainability of each business line’s performance
•	The AIP All Bank performance factor, which is applied to 25% of the incentive pool total to ensure that overall bank performance is reflected in Scotia Capital incentive awards

The Chief Risk Officer assesses whether there are potential risks that should be reflected in Scotia Capital’s performance and may recommend adjustments to the committee. The human resources committee reviews and recommends to the board for final approval the total incentive pool, the awards for the co-CEOs of Scotia Capital, and any individual award recommendations over a certain threshold.

Individual awards are discretionary and take into consideration individual performance, business line performance, the market position of each individual, and the pool of funds available.

Deferred Compensation

In keeping with our goal of aligning the interests of senior executives with those of our shareholders, we offer employees in roles at the Senior Vice-President level and above who participate in the AIP the option of taking up to 100% of this award in Deferred Stock Units (DSUs). Key features of this plan:

•	Participants must declare their intent to take a portion of their annual incentive award in DSUs during the first month of the fiscal year for which the incentive is awarded – i.e., November 2010 for 2011 fiscal year
•	Once awards are determined at the end of the year, the award amount is converted into DSUs. The number of DSUs an individual receives is based on the market price of bank common shares at the time he or she elected to participate at the beginning of the fiscal year. If the share price has risen in the interim, participants benefit. If it has fallen, the current market value of the DSUs they receive will be less than their AIP award amount
•	DSUs accumulate additional units based on notional equivalents of dividends on bank common shares
•	They can be redeemed only when a participant ceases to be an employee, and must be redeemed no later than the end of the calendar year following the year in which the participant ceases to be an employee
•	DSUs can be redeemed in cash only based on the market value of bank common shares on the TSX at the time of redemption

2010 results:
For executives who chose to participate in the deferred compensation plan for 2010, the share price on the first trading date of fiscal 2010 ($46.22 as at November 2, 2009) was used to convert 2010 AIP awards into DSUs. The share price on December 17, 2010, when the conversion actually took place, was $56.60, representing a 22% increase in value for those executives who elected to receive their AIP in DSUs.

2011 program:
Executives had to notify the bank of their intent to participate in the 2011 deferred compensation plan during November 2010. The first trading date of fiscal 2011 was November 1, 2010, and the share price on that date, $54.34, will be used to convert the new AIP awards into DSUs in December of 2011.

Mid-Term Incentives

Mid-term incentives are designed to reward executives for delivering sustained operating performance over a 3-year period, as reflected in share price appreciation and achievement of pre-determined performance objectives. Awards are granted annually based on:

•	Individual performance
•	Retention risk
•	Potential to contribute to our future success

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Individual awards are discretionary and take into consideration individual performance, the market position, and the pool of funds available. As these “forward-looking” programs are designed to incent and reward for future performance and success, the committee does not consider the value of an executive’s existing awards when determining new grants. The committee considers the mid-term incentive award value similar to the annual target incentive, and believes that reducing or limiting current grants because of prior gains realized would unfairly penalize an executive. Similarly, the committee does not increase mid-term incentive award values in a given year to offset less-than-expected returns from previous grants.

Performance Share Unit (PSU) Plan
The PSU Plan is a mid-term equity-based compensation plan that furthers our pay-for-performance philosophy by linking the vesting of units to the achievement of pre-determined performance objectives.

Key points to note:

•	PSUs are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	On a limited basis, PSUs may be granted to employees for specific recruitment purposes

•	The share value attached to each PSU is equal to the 20-day average closing price of our common shares on the TSX at the time of grant and vesting

•	PSUs accumulate additional units based on notional equivalents of dividends on common shares

•	PSUs vest and are redeemable on the last day of the 35th month following the date of the award, subject to performance vesting conditions as well as early expiry in certain circumstances

Performance Measures for 2010
Each year, the committee reviews and approves the performance measures to be used in determining that year’s awards. For PSU awards made in December 2010, performance will be assessed based on two equally weighted performance measures – Return on Equity (“ROE”) and relative Total Shareholder Return (“TSR”) – and provides a balance between internally and externally focused performance measures.

•	50% is based on our 3-year average ROE relative to the respective annual pre-determined targets
Return on Equity presents the net income available to our common shareholders as a percentage of the capital deployed to earn the income. ROE is a key measure of not only profitability, but also of how effectively we manage our shareholders’ capital.

•	50% is based on our relative TSR measured over the period beginning November 1, 2010 and ending October 31, 2013
Relative TSR measures the gross return over the performance period on a hypothetical investment in our common shares, relative to other investments in our peer group companies. Gross return includes both share price appreciation and re-invested dividends. Relative TSR measures the value delivered to shareholders over the past three years relative to our peers.

These equally weighted factors are combined to arrive at an overall PSU factor for the award. The committee at its discretion may further adjust the overall factor based on an assessment of risk during the performance period. The final PSU factor may increase or decrease the number of PSUs that will ultimately vest and be paid out. The ROE component of the performance factor will be zero if a threshold level of ROE is not achieved.

For the December 2010 awards, relative TSR is defined as the appreciation in our common share price, plus reinvested dividends, using a 20-day average closing share price, compared to the following seven financial institutions:

MAJOR BANKS	MAJOR FINANCIAL INSTITUTIONS
Bank of Montreal	Manulife Financial

CIBC	Sun Life Financial

Royal Bank of Canada	Power Financial Corporation

TD Bank

This comparator group of large, Canadian publicly-traded financial services companies with whom we compete for capital and executive talent includes all peer companies listed on page 34. Power Financial Corporation does not participate in the Hay Group’s Financial Services Executive Compensation Report, so it is not included on the earlier list.

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Depending on actual achievement against these two performance measures at the time the units vest, the number of performance-based units may be reduced or increased depending on employee level. The following table shows the minimum and maximum number of units that may vest.

LEVEL	MINIMUM	TARGET	MAXIMUM
Executive Vice-Presidents and above	50%	100%	150%

Vice-Presidents and Senior Vice-Presidents	75%	100%	125%

Subject to the performance vesting conditions described above, the PSUs vest and are redeemable on the last day of the 35th month following the date of the award. The PSUs are also subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 52.

Restricted Share Unit (RSU) Performance Plan
The RSU Plan is a mid-term equity based compensation plan designed to reward nominated employees below the executive level and certain executives outside Canada for delivering sustained shareholder value over a 3-year period. The Plan furthers our pay-for-performance philosophy by linking compensation with the interests of shareholders.

Key points about the RSU Plan:

•	RSUs are regularly granted to eligible participants on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	On a limited basis, RSUs may be granted to employees for specific recruitment purposes

•	The value of each RSU is equal to the 20-day average closing price of our common shares on the TSX at the time of grant and vesting

•	RSUs accumulate additional units based on notional equivalents of dividends on common shares

•	RSUs vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” on page 52

Scotia Capital Deferred Payment Plan (DPP)
The DPP is a mid-term equity-based compensation plan that promotes alignment between the interests of Scotia Capital employees and those of our shareholders by awarding a portion of a participant’s total incentive as DPP units. DPP units are tied to our common share price, and recipients are fully exposed to fluctuations in the market price over the term of the award.

Key points about the DPP:

•	DPP units are regularly granted to eligible Scotia Capital employees on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	Commencing with grants in December 2009, the plan includes a performance multiplier. The performance multiplier is based on Scotia Capital and the overall bank results, ranges from 0.5 to 1.5, and is applied to the award at the time of vesting

•	On a limited basis, DPP units may be granted to Scotia Capital employees for specific recruitment purposes

•	The Co-CEOs (beginning in 2008) and other senior leaders of Scotia Capital (beginning in 2009) no longer receive awards from this plan as they now participate in the stock option and/or PSU plans

•	The value of each DPP unit is equal to the 20-day average closing price of our common shares on the TSX at the time of grant and vesting

•	The DPP units vest and are redeemable one-third per year following the date of the award, subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 52

Long-Term Incentive (Stock Options)
The long-term incentive program is designed to reward executives for creating sustained, long-term shareholder value over a period of up to 10 years. We believe it is important to have a component of our executives’ compensation that has a longer time horizon to align with the tail risk in certain businesses.

Long-term incentives in the form of stock options are granted annually to selected executives who are considered to have the potential to contribute to future business results and financial performance. Individual performance and retention risk are also considered.

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As stock options are a “forward-looking” program and only reward for future performance and success, the committee does not consider the value of an executive’s existing awards when determining new grants for individuals.

Key points about granting and exercising stock options:

•	If the share price increases between the grant date and the vesting date, the stock options will have a realizable value and the executive may choose to exercise his or her option to purchase shares

•	Conversely, if the share price decreases over the four-year period between the grant date and the vesting date, the options will be considered “out of the money” and will not have a realizable value until the share price increases

•	Options are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	On a limited basis, and only during an open trading window, the committee may grant stock options to executives for specific recruitment or retention purposes

•	For grants made since December 2005, the exercise price of each option is the higher of the closing price of our common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date

•	Stock option grants awarded prior to December 2009 may include a tandem stock appreciation right (“tandem SAR”) feature. This gives the grant holder the choice of either:

•	Exercising the option by purchasing bank common shares at the grant price and either holding or selling the shares

•	Exercising the tandem SAR and receiving a cash payment representing the difference between the exercise price and the market price of common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands the stock is not diluted.

This is an either/or choice. If the option is exercised the tandem SAR is cancelled and vice versa

•	Options vest 25% per year over four years and expire 10 years after the grant date. The options are also subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 52. The term of the award may also be extended where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout). In this situation the expiry date will be automatically extended to the date which is 10 business days after the end of the blackout period

•	Options cannot be sold to a third party. Ownership can be transferred to a beneficiary or legal representative in the event of a grant holder’s death

Shareholders approved the number of shares issuable under the Stock Option Plan, which at all times has represented less than 10% of our outstanding common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan” on page 18) combined, as of October 31 of each year:

	2010	2009	2008
Dilution
Total number of options outstanding divided by total number of common shares outstanding	2.0%	2.2%	2.3%

Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	3.2%	3.7%	4.2%

Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.38%	0.43%	0.22%

The bank does not have significant share dilution. In general, the bank only uses share buybacks to offset dilution resulting from the exercise of stock options, acquisitions or its dividend reinvestment program. In 2010, the bank did not repurchase any of its common shares nor did the bank issue a significant amount of equity.

Key points about the plan design:

•	No individual may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding common shares on a non-diluted basis

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•	The number of bank common shares which may be issued to insiders pursuant to the exercise of options in a one year period and issuable to insiders at any time may not exceed 10% of the bank’s outstanding common shares. This limit applies to the Stock Option Plan and any other bank security based compensation arrangements.

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price

•	Adjustments can be made for the effect of certain events, such as subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares

•	The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval — such as housekeeping administrative changes; terms, conditions and mechanics of grant; vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements. Fundamental amendments, such as an increase to the maximum number of shares issuable, require shareholder approval. The board recently approved an administrative amendment to the Stock Option Plan, to add insider participation limits. This amendment was within the board’s authority and simply formalized the limit, consistent with how the Stock Option Plan has been managed

•	Our general loan policies, at customer rates, apply to our employees, including employees of our subsidiaries, borrowing for the purpose of purchasing common shares with respect to option exercises

•	In select countries outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) – similar to what are sometimes called “phantom stock” plans – have been granted instead of options

Group Benefit, Pension, and Perquisite Programs
Our executives participate in group benefit plans on the same basis as all other employees. These vary depending on local market practice and/or regulatory requirements in the executive’s location.

Executives have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Certain other executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Further details can be found in the “Retirement Plan Benefits” section on page 49.

Executives are also provided with a limited number of perquisites. The value and types offered vary by executive level.

Executive Share Ownership Guidelines

In support of our goal of aligning executive and shareholder interests, all of our executives must meet minimum share ownership requirements. In addition, certain executives are subject to post-retirement retention requirements. The required holdings reflect the executive’s compensation and level, and may be satisfied through holdings of common shares, as well as any outstanding DSUs, RSUs, PSUs and DPP units and holdings in our Employee Share Ownership Plan. New executives have three years to meet the share ownership requirements.

The table below summarizes the minimum ownership requirements by level:

EXECUTIVE LEVEL	OWNERSHIP REQUIREMENT
President and CEO	7 times base salary; share ownership requirement extends 2 years into retirement

COO/Group Head (including Scotia Capital Co-CEOs)	4 times base salary; share ownership requirement extends 1 year into retirement

Executive Vice-President	3 times base salary

Senior Vice-President	2 times base salary

Vice-President	1 times base salary

Scotia Capital Senior Leader	2 times base salary

Scotia Capital Managing Director	1 times base salary

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All of the NEOs have exceeded the minimum share ownership guidelines, as outlined in the following table:

	SHARE
	OWNERSHIP					OWNERSHIP MULTIPLE
	GUIDELINE	SHARE OWNERSHIP OF NEOs AT DECEMBER 31, 2010[1]				OF SALARY
						BASED ON
		DIRECTLY				DIRECTLY
		HELD	DEFERRED	SHARE	TOTAL	HELD &	BASED ON
	MULTIPLE OF	COMMON	COMPENSATION	UNITS	OWNERSHIP	DEFERRED	TOTAL
NAME	BASE SALARY	SHARES ($)[2]	($)[3]	($) [4]	($)	COMPENSATION	OWNERSHIP
Richard E. Waugh	7	14,496,223	25,557,340	13,905,214	53,958,778	27	36

Luc A. Vanneste	3	2,114,897	3,899,228	2,664,274	8,678,399	14	20

Sarabjit S. Marwah	4	12,908,805	12,884,284	4,996,356	30,789,444	37	44

J. Michael Durland	4	3,060,332	0	7,476,772	10,537,104	6	19

Stephen D. McDonald	4	833,507	0	4,835,145	5,668,652	2	10

1.	Based on the closing price on the TSX of our common shares of $57.10 on December 31, 2010.

2.	Directly held includes Employee Share Ownership Plan (ESOP) holdings and common shares.

3.	Deferred Compensation includes DSUs.

4.	Share Units includes DPP units, PSUs, and RSUs.

Note on Trading Restrictions:
All of our employees, including executive officers, are prohibited from entering into short sales, calls and puts with respect to any of our securities. These restrictions are prohibited under the Bank Act, and are enforced through our compliance programs.

In addition, executive officers are required to seek pre-clearance from our compliance department prior to buying or selling any of our publicly traded securities, including stock options.

Effective with the December 2010 grants, to be eligible to receive equity-based awards executives must attest that they do not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our compensation plans.

  Scotiabank 43

SUMMARY COMPENSATION TABLE

The following table summarizes total compensation earned in the fiscal year 2010 by the NEOs. Note that we report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2010 compensation review, rather than awards granted at the outset of fiscal 2010 from the 2009 compensation review. Previously disclosed information from 2009 and 2008 is also provided. We have not included 2008 information for Mr. Durland and Mr. McDonald as they were not NEOs then.

					ANNUAL
					INCENTIVE
					PLAN	TOTAL
		FISCAL	SHARE	OPTION	COMPEN-	DIRECT	PENSION	ALL OTHER	TOTAL
		SALARY	AWARDS[1]	AWARDS[2]	SATION[3]	COMPENSATION[5]	VALUE[6]	COMPENSATION[7]	COMPENSATION[8]
NAME AND PRINCIPAL POSITION	YEAR	($)	($)	($)	($)	($)	($)	($)	($)
Richard E. Waugh	2010	1,208,333	3,925,000	3,925,000	1,600,000	10,658,333	3,091,000	1,196	13,750,529
President and Chief	2009	1,000,000	3,600,000	3,600,000	1,500,000	9,700,000	157,000	73,730	9,930,730
Executive Officer	2008	1,000,000	3,010,000	3,010,000	500,000	7,520,000	(1,173,000)	88,698	6,435,698

Luc A. Vanneste	2010	425,000	675,000	675,000	600,000	2,375,000	91,000	1,196	2,467,196
Executive Vice-President	2009	425,000	650,000	650,000	500,000	2,225,000	103,000	989	2,328,989
and Chief Financial Officer	2008	425,000	650,000	650,000	250,000	1,975,000	227,000	897	2,202,897

Sarabjit S. Marwah	2010	656,250	1,275,000	1,275,000	1,325,000	4,531,250	(2,231,000)	1,196	2,301,446
Vice Chairman &	2009	625,000	1,275,000	1,275,000	1,100,000	4,275,000	1,819,000	1,196	6,095,196
Chief Operating Officer	2008	550,000	1,175,000	1,175,000	350,000	3,250,000	(64,000)	1,196	3,187,196

J. Michael Durland	2010	550,000	2,235,000	2,235,000	2,980,000	8,000,000	27,000	–	8,027,000
Group Head, Global Capital Markets & Co-CEO Scotia Capital	2009	350,000	2,000,000	2,000,000	4,000,000	8,350,000	–	–	8,350,000

Stephen D. McDonald	2010	550,000	1,335,000	1,335,000	1,780,000	5,000,000	–	897	5,000,897
Group Head, Global Corporate &	2009	350,000	1,200,000	1,200,000	2,550,000	5,300,000	–	897	5,300,897
Investment Banking & Co-CEO, Scotia Capital

1.	The amounts shown for 2010 represent awards made under the PSU plan on December 6, 2010, valued at $53.85 as of the grant date. The amounts shown for 2009 represent awards made under the PSU plan on December 11, 2009, valued at $48.63 as of the grant date. The amounts shown for 2008 represent awards made under the PSU plan on December 5, 2008, valued at $35.16 as of the grant date. As described in the “Performance Share Unit (PSU) Plan” section on page 39, 100% of the awards made under the PSU plan are subject to performance criteria.

2.	For compensation purposes, the amounts shown for 2010 are estimates based on the fair value on the grant date and have been calculated using the Black-Scholes option valuation model. The Black-Scholes option value is determined using the expected life of the options, share price volatility, dividend yield , and the risk-free interest rate. The estimated compensation Black-Scholes value reflects the full 10 year life of the options. For awards granted on December 6, 2010 the compensation fair value was 21% of the grant price ($55.63).

The grant date fair value determined for compensation will differ from the accounting fair value disclosed in our financial statements. In accordance with Canadian Generally Accepted Accounting Principles (Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants), an expected life of 6.6 years was used as an assumption to calculate the accounting fair value using the Black-Scholes option valuation model. The accounting fair value used for Named Executive Officer grants for the December 6, 2010 grant was 17.1% of the grant price.

For compensation purposes, amounts shown for 2009 represent the estimated compensation value of options granted on December 11, 2009, and have been calculated using the following grant price and Black-Scholes factor: $47.75 and 20%. The amounts shown for 2008 represent the estimated compensation value of options granted on December 5, 2008, and have been calculated using the following grant price and Black-Scholes factor: $33.89 and 20%. The estimated option grant compensation values for 2009 and 2008 reflect the full 10 year life of the options as well as assumptions for volatility, risk-free interest rate and dividend yield.

Prior to December 2009 we granted stock options with tandem SARs attached, which have an accounting value of zero at the time of grant in accordance with Canadian Generally Accepted Accounting Principles. For additional information regarding the accounting for tandem SARs, refer to Note 17 of our 2009 Consolidated Financial Statements.

3.	The amounts shown represent the Annual Non-Equity Incentive Plan Compensation earned by the NEOs.

In lieu of payment, Mr. Waugh, Mr. Vanneste, and Mr. Marwah were eligible to defer a percentage of their Annual Incentive Plan (AIP) bonus and instead receive DSUs under the DSU Plan. The following table summarizes the voluntary deferrals made, if any, as well as the number of DSU Plan units received based on the share price noted.

  Scotiabank 44

Deferral of AIP Bonus under DSU Plan

	2010		2009		2008
NAME	# DSUs	% DEFERRED	# DSUs	% DEFERRED	# DSUs	% DEFERRED
Richard E. Waugh	–	0%	38,431.98	100%	9,403.80	100%

Luc A. Vanneste	12,981.39	100%	12,810.66	100%	4,701.90	100%

Sarabjit S. Marwah	–	0%	28,183.45	100%	6,582.66	100%

The share prices in effect as at the annual notification date were $46.22 for 2010, $39.03 for 2009, and $53.17 for 2008.

4.	The bank does not provide any Long Term Non-Equity Incentive Plan Compensation to any of the NEOs.

5.	The amounts shown in this column represent the sum of Fiscal Salary, Share Awards, Option Awards, and Annual Incentive Plan Compensation.

6.	The Pension Values represent the Compensatory Costs as described in the “Plan Obligations for NEOs” section on page 50. The decrease in Pension Value for Mr. Marwah is attributable to the introduction, in 2010, of a cap on the amount of pension benefit payable at retirement. This cap was implemented along with other compensation changes that resulted in an increase in Mr. Marwah’s salary and incentive target under the AIP. With this cap, Mr. Marwah’s annual pension is now limited to $1,000,000.

7.	The amounts in this column represent perquisites and other taxable benefits. The aggregate value of perquisites and other taxable benefits provided to all of our NEOs in 2010 are not disclosed as they are less than $50,000 and 10% of their total salary.

The amounts shown for Mr. Waugh in 2010 and for Mr. Vanneste, Mr. Marwah, and Mr. McDonald in all years represent the bank’s contribution to the Employee Stock Ownership Plan (“ESOP”) to a maximum of $1,200 per year. These NEOs participate in this plan on the exact same basis as all of our other employees. Under this plan employees can purchase our common shares and the Bank contributes an additional 50% to the purchase up to specified limits.

The amounts shown for Mr. Waugh in 2009 and 2008 represent the value of perquisites and other taxable benefits — which in aggregate were greater than $50,000 — as well as the bank’s contribution to ESOP.

The amounts in this column do not include the value of any dividend equivalents earned on share-based compensation awards, as dividends are factored into the fair value calculation at the time of grant.

8.	The decrease in total compensation for Mr. Marwah is attributable to the decrease in his Pension Value, as described in the “Plan Obligations for NEOs” section on page 50.

INCENTIVE AWARD DETAILS

Outstanding Share and Option Awards at December 31, 2010

The following table summarizes outstanding share and option awards as at December 31, 2010 for the NEOs. Note that:

•	We have included the share and option awards made in December following the end of our 2010 fiscal year (October 31, 2010)

•	The value of the unexercised in-the-money options is equal to:
Closing price of our common shares on December 31, 2010 ($57.10 per share) minus the exercise price of the option awards multiplied by the number of outstanding options

•	The value of the share awards that have not vested is equal to: Closing price of our common shares on December 31, 2010 ($57.10) multiplied by the number of share units outstanding

•	PSUs have been valued for this purpose using the target performance factor (100%), however, the number of PSUs that may vest can range between 50% to 150% of target.

  Scotiabank 45

		OPTION AWARDS				SHARE AWARDS
		NUMBER OF						MARKET
		SECURITIES			VALUE OF		NUMBER OF	VALUE OF
		UNDERLYING	OPTION		UNEXERCISED		SHARE UNITS	AWARDS THAT
		UNEXERCISED	EXERCISE	OPTION	IN-THE-MONEY		THAT HAVE	HAVE NOT
		OPTIONS	PRICE	EXPIRATION	OPTIONS		NOT VESTED	VESTED
NAME	GRANT DATE	(#)	($)	DATE	($)	PLAN	(#)	($)
Richard E. Waugh	12/10/2001	233,400	24.675	12/10/2011	7,567,995
	12/06/2002	205,944	24.40	12/06/2012	6,734,369
	12/05/2003	257,552	31.45	12/05/2013	6,606,209
	12/03/2004	230,768	39.00	12/03/2014	4,176,901
	12/02/2005	224,788	46.02	12/02/2015	2,490,651
	12/13/2006	232,988	52.00	12/13/2016	1,188,239
	12/11/2007	269,480	52.57	12/11/2017	1,220,744
	12/05/2008	444,084	33.89	12/05/2018	10,307,190	PSU	93,685	5,349,439
	12/11/2009	376,964	47.75	12/11/2019	3,524,613	PSU	76,951	4,393,890
	12/06/2010	335,980	55.63	12/06/2020	493,891	PSU	72,888	4,161,885

Total – Waugh		2,811,948			44,310,801		243,524	13,905,214

Luc A. Vanneste	12/05/2003	23,053	31.45	12/05/2013	591,309
	12/03/2004	25,000	39.00	12/03/2014	452,500
	12/02/2005	30,872	46.02	12/02/2015	342,062
	12/13/2006	44,380	52.00	12/13/2016	226,338
	12/11/2007	51,520	52.57	12/11/2017	233,386
	12/05/2008	95,900	33.89	12/05/2018	2,225,839	PSU	20,231	1,155,195
	12/11/2009	68,064	47.75	12/11/2019	636,398	PSU	13,894	793,341
	12/06/2010	57,780	55.63	12/06/2020	84,937	PSU	12,535	715,738

Total – Vanneste		396,569			4,792,769		46,660	2,664,274

Sarabjit S. Marwah	12/10/2001	87,400	24.675	12/10/2011	2,833,945
	12/06/2002	102,870	24.40	12/06/2012	3,363,849
	12/05/2003	71,544	31.45	12/05/2013	1,835,104
	12/03/2004	57,692	39.00	12/03/2014	1,044,225
	12/02/2005	67,436	46.02	12/02/2015	747,191
	12/13/2006	81,360	52.00	12/13/2016	414,936
	12/11/2007	93,128	52.57	12/11/2017	421,870
	12/05/2008	173,356	33.89	12/05/2018	4,023,593	PSU	36,572	2,088,236
	12/11/2009	133,508	47.75	12/11/2019	1,248,300	PSU	27,253	1,556,169
	12/06/2010	109,140	55.63	12/06/2020	160,436	PSU	23,677	1,351,950

Total – Marwah		977,434			16,093,448		87,502	4,996,356

J. Michael Durland	12/05/2008	221,304	33.89	12/05/2018	5,136,466	PSU	46,687	2,665,834
	12/11/2009	209,424	47.75	12/11/2019	1,958,114	PSU	42,750	2,441,050
	12/06/2010	191,316	55.63	12/06/2020	281,235	PSU	41,504	2,369,889

Total – Durland		622,044			7,375,815		130,942	7,476,772

Stephen D. McDonald	12/03/2004	9,368[1]	39.00	12/03/2014	169,561
	12/02/2005	35,404	46.02	12/02/2015	392,276
	12/13/2005	44,252	46.02	12/13/2015	490,312
	12/13/2006	98,004	52.00	12/13/2016	499,820
	12/11/2007	105,020	52.57	12/11/2017	475,741
	12/05/2008	121,716	33.89	12/05/2018	2,825,028	PSU	34,237	1,954,944
	12/11/2009	125,656	47.75	12/11/2019	1,174,884	PSU	25,650	1,464,630
	12/06/2010	114,276	55.63	12/06/2020	167,986	PSU	24,791	1,415,571

Total – McDonald		653,696			6,195,608		84,679	4,835,145

1.	Represents stand-alone stock appreciation rights.

Value Vested or Earned During the Year

The following table indicates for each NEO:

•	The aggregate value that would have been realized upon vesting of stock options during 2010 if the options had been exercised on the vesting date

•	The value of share awards received upon vesting during 2010

•	The annual incentive compensation awards earned for 2010

We report the option-based and share-based awards most recently vested, rather than those 12 months in arrears.

  Scotiabank 46

	COLUMN 1	COLUMN 2	COLUMN 3
			ANNUAL INCENTIVE
	OPTION-BASED AWARDS –	SHARE-BASED AWARDS –	COMPENSATION –
	VALUE VESTED DURING THE YEAR	VALUE VESTED DURING THE YEAR	VALUE EARNED DURING THE YEAR
NAME	($)	($)	($)
Richard E. Waugh	3,832,673	4,905,922	1,600,000

Luc A. Vanneste	784,860	937,897	600,000

Sarabjit S. Marwah	1,443,123	1,695,429	1,325,000

J. Michael Durland	1,691,153	1,158,662	2,980,000

Stephen D. McDonald	1,395,155	485,797	1,780,000

Column 1 Detail – Value Vested of Option-Based Awards
The following table summarizes the value of options that vested during 2010 for each NEO – that is, the number of options that vested multiplied by the difference between the option exercise price and the closing share price on the vesting date. For further details on the option plan, please refer to pages 40 and 41.

							OPTION-BASED
							AWARDS-
							VALUE VESTED
			OPTIONS	OPTION	SHARE PRICE ON		DURING THE
			VESTING	EXERCISE PRICE	VESTING DATE		YEAR
NAME	GRANT DATE	VESTING DATE	(#)	($)	($)		($)
Richard E. Waugh	12/13/2006	12/13/2010	58,247	52.00	56.56		265,606
	12/11/2007	12/11/2010	67,370	52.57	56.56	[1]	268,806
	12/05/2008	12/05/2010	111,021	33.89	56.12	[2]	2,467,997
	12/11/2009	12/11/2010	94,241	47.75	56.56	[1]	830,263

Luc A. Vanneste	12/13/2006	12/13/2010	11,095	52.00	56.56		50,593
	12/11/2007	12/11/2010	12,880	52.57	56.56	[1]	51,391
	12/05/2008	12/05/2010	23,975	33.89	56.12	[2]	532,964
	12/11/2009	12/11/2010	17,016	47.75	56.56	[1]	149,911

Sarabjit S. Marwah	12/13/2006	12/13/2010	20,340	52.00	56.56		92,750
	12/11/2007	12/11/2010	23,282	52.57	56.56	[1]	92,895
	12/05/2008	12/05/2010	43,339	33.89	56.12	[2]	963,426
	12/11/2009	12/11/2010	33,377	47.75	56.56	[1]	294,051

J. Michael Durland	12/05/2008	12/05/2010	55,326	33.89	56.12	[2]	1,229,897
	12/11/2009	12/11/2010	52,356	47.75	56.56	[1]	461,256

Stephen D. McDonald	12/13/2006	12/13/2010	24,501	52.00	56.56		111,725
	12/11/2007	12/11/2010	26,255	52.57	56.56	[1]	104,757
	12/05/2008	12/05/2010	40,572	33.89	56.12	[2]	901,916
	12/11/2009	12/11/2010	31,414	47.75	56.56	[1]	276,757

1.	Represents the closing price from December 13, 2010, which was the first trading date following the vesting date (December 11, 2010) as this was a non-trading date.

2.	Represents the closing price from December 6, 2010, which was the first trading date following the vesting date (December 5, 2010) as this was a non-trading date.

Column 2 Detail – Value Vested of Share Awards
The following table summarizes the share award payments made during 2010 for each NEO:

•	For PSUs the value received upon vesting is equal to the number of units vested multiplied by the performance factor multiplied by the vesting price

•	For DPP units the value received upon vesting is equal to the number of units vested multiplied by the vesting price

•	The vesting price for PSUs is equal to the 20-day closing price average of our common shares on the TSX ending on December 3, 2010

•	The vesting price for DPP units is equal to the closing price of our common shares on the TSX on December 3, 2010

  Scotiabank 47

For further details on the PSU and DPP plans, see pages 39 and 40.

				SHARE			VALUE
				AWARDS		VESTING	RECEIVED
				VESTED	PERFORMANCE	PRICE	UPON VESTING
NAME	PLAN	GRANT DATE	VESTING DATE	(#)	FACTOR	($)	($)
Richard E. Waugh	PSU	12/11/2007	11/30/2010	75,920	120%	53.85	4,905,922

Luc A. Vanneste	PSU	12/11/2007	11/30/2010	14,514	120%	53.85	937,897

Sarabjit S. Marwah	PSU	12/11/2007	11/30/2010	26,237	120%	53.85	1,695,429

J. Michael Durland	DPP	12/11/2007	11/30/2010	20,828	–	55.63	1,158,662

Stephen D. McDonald	DPP	12/11/2007	11/30/2010	8,733	–	55.63	485,797

Note on the PSU Performance Factor:

For performance-based PSU awards granted in 2007, the final performance factor was 120% of target based on an equal weighting of the following performance measures:

•	50% is based on our 3-year average ROE relative to annual pre-determined targets. Depending on actual achievement the ROE performance factor can range from 50% to 150%. For the performance period, ROE was measured as follows:

YEAR	ROE TARGET	ROE RESULTS
2010	16% – 20%	18.3%
2009	16% – 20%	17.2%[1]
2008	20% – 23%	16.7%

1.	Adjusted to reflect accounting standards in place when target was set.

The annual performance factors for ROE were 0% in 2008, 131% in 2009, and 140% in 2010, resulting in an average ROE performance factor of 90.5%.

•	50% is based on our TSR versus seven comparators consisting of the Bank of Montreal, the Royal Bank of Canada, CIBC, the TD Bank, Manulife Financial, Sun Life Financial, and Power Financial Corp. Relative TSR is defined as the appreciation in our share price, plus reinvested dividends, using a 20-day average closing share price at both the start and the end of the three-year performance period.

For the performance period we ranked 1st among the comparators, resulting in a performance factor for relative TSR of 150%.

Column 3 Detail – Annual Incentive Compensation
AIP Payments:

The following table summarizes annual incentive award payments made during 2010 for each NEO who participates in the AIP. The AIP incentive pool for the NEOs was funded at 142%. For further details on the AIP, see page 37.

	BASE SALARY			FINAL AWARD
NAMED EXECUTIVE OFFICER	($)	TARGET AWARD	BUSINESS RESULTS	($)
Richard E. Waugh	1,208,333	150%	142%	1,600,000

Luc A. Vanneste	425,000	80%	142%	600,000

Sarabjit S. Marwah	656,250	125%	142%	1,325,000

As noted on page 31, Mr. Waugh was initially recommended to receive an AIP award of $2,780,000. However, prior to the determination of his 2010 compensation awards Mr. Waugh requested that a substantial portion of his total incentive be awarded in PSUs and stock options. The human resources committee agreed to his request and recommended to the Board that his AIP be reduced to $1,600,000, with the difference being awarded equally in PSUs and stock options.

  Scotiabank 48

Note on the AIP Business Results:

The business results factor for the NEOs who participate in the AIP is entirely based on the All Bank results. Taking into consideration our results against the key performance measures, the human resources committee recommended an All Bank business results score of 142%. The table below outlines how we performed against our key performance measures:

ALL BANK MEASURES	WEIGHTINGS	2010 TARGET	RESULTS
Return on Equity – our efficiency in earning profits on shareholders’ behalf	40%	16% – 20%	18.3%

Diluted Earnings Per Share – net income we generate for common shareholders	40%	$3.54 – $3.71	$3.91

Productivity Ratio – overall operating efficiency	20%	<58%	51.8%

SCIP Payments:

The following table summarizes incentive award payments made during 2010 for the NEOs who participate in the SCIP. The SCIP incentive pool funding is described on pages 37 and 38. In determining individual awards each year, the committee considers individual performance, business line performance, market position, and the pool of funds available.

		% OF AWARD IN		2010 SCIP AWARD IN
	2010 SCIP TOTAL	EQUITY-BASED	2010 SCIP AWARD IN	EQUITY-BASED
NAME	INCENTIVE ($)	COMPENSATION	CASH ($)	COMPENSATION ($)
J. Michael Durland	7,450,000	60%	2,980,000	4,470,000

Stephen D. McDonald	4,450,000	60%	1,780,000	2,670,000

RETIREMENT PLAN BENEFITS

All bank executives have the option of participating in the Scotiabank Pension Plan on either a contributory or non-contributory basis. Key points about this defined benefit plan:

•	The annual pension accrued is equal to 2.0% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the contributory option

•	The annual pension accrued is equal to 1.5% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the non-contributory option

•	Annual pension benefits are capped at $2,494 per year of service for executives retiring in 2010, the maximum pension limit under the Income Tax Act (Canada)

•	The retirement pension is paid for life

•	If the retiree predeceases his or her spouse, the surviving spouse receives 60% of the executive’s pension for life.

•	Early retirement pensions are paid if the executive retires within five years of normal retirement, or if earlier, on or after age 55 with at least 10 years of service. The amount of pension is reduced to reflect the longer payment period

We have entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head and EVP or above, including certain NEOs. We have restructured the manner in which the cap applies to the amount of compensation recognized in the pension calculation under these individual retirement agreements. With these changes, other than for Mr. Waugh and Mr. Marwah, the portion of incentive compensation recognized in the pension calculation under the individual retirement agreements is now generally capped at between 50% and 70% of base salary. In addition, for newly appointed Group Heads and EVPs, the amount of compensation recognized in the pension calculation is capped at $800,000 and $600,000, respectively.

As a result of the increases to both Mr. Waugh’s and Mr. Marwah’s salary and incentive target under the AIP, we have implemented caps on the amount of pension benefit payable under both retirement agreements, as noted below. Although the individual retirement agreements already contained an implicit cap embedded within the structure of the executives’ compensation arrangement, an explicit cap better reflects evolving governance best practices. The board has committed that the legacy retirement agreements for Mr. Waugh and Mr. Marwah will not be offered to any other executive, new or current.

  Scotiabank 49

NEO	Retirement Benefits
Richard E. Waugh	• Covered by legacy retirement agreements not offered to new or other current executives
Sarabjit S. Marwah	• Annual pension paid at normal retirement from all sources combined is 70% of the sum of the final base salary plus the average bonus over the highest consecutive five years of bonus payout
• The total annual pension paid is limited to $2 million for Mr. Waugh and $1 million for Mr. Marwah

•   Both Mr. Waugh and Mr. Marwah will have in excess of 35 years of service at their normal retirement date. Accordingly, the 70% formula translates into an annual pension calculated as 2.0% (or lower) of the highest average compensation for each year of service

• Additional payment of 30% of final base salary paid in the first year of retirement

Luc A. Vanneste
•   Entitled to the same formula as the Scotiabank Pension Plan, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation (as for all Group Heads and EVPs)

• Compensation includes actual bonus, to a maximum of 60% of base salary

•   As a mid-career hire Mr. Vanneste’s pension agreement was negotiated upon hire. An additional year of pension service will be credited for every two years of actual service with the bank to recognize the opportunity he forfeited from his former employer

J. Michael Durland	• Participated for five years in the Scotiabank Pension Plan, but is not currently accruing pension benefits
• Entitled to a frozen pension from the plan equal to the maximum pension allowed under a registered pension plan under the Income Tax Act

Stephen D. McDonald
•   Entitled to a frozen pension under the Scotiabank Pension Plan – United States, from two years service there, which provides a pension up to the maximum allowed for qualified plans in the United States

• Not currently accruing benefits in the Scotiabank Pension Plan

Plan Obligations for NEOs

The following table summarizes the defined benefit pension plan obligations for each NEO as at October 31, 2010.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

		ANNUAL BENEFITS
		PAYABLE ($)
	NUMBER			ACCRUED			ACCRUED
	OF YEARS			OBLIGATION AT	COMPENSATORY	NON-	OBLIGATION
	CREDITED	AT YEAR		START OF YEAR	CHANGE	COMPENSATORY	AT YEAR END
NAME	SERVICE (#)	END	AT AGE 65	($)	($)	CHANGE ($)	($)
Richard E. Waugh	40	2,000,000	2,000,000	19,669,000	3,091,000	4,113,000	26,873,000

Luc A. Vanneste	17	219,000	355,000	1,794,000	91,000	504,000	2,389,000

Sarabjit S. Marwah	32	1,000,000	1,000,000	10,014,000	(2,231,000)	1,793,000	9,576,000

J. Michael Durland	5	12,000	12,000	38,000	27,000	27,000	92,000

Stephen D. McDonald	2	6,000	6,000	66,000	–	–	66,000

1.	The credited service for Mr. Vanneste includes 6 years of additional service provided in accordance with the terms of Mr. Vanneste’s agreement as described above.

2.	The amounts for Mr. McDonald have been converted into Canadian dollars from U.S. dollars. The exchange rate applied to the Annual Benefits Payable and Accrued Obligation at Year End is the average exchange rate for fiscal 2010, which was Cdn $1.0385 per US$1. The exchange rate applied to the Accrued Obligation at Start of Year is the average exchange rate for fiscal 2009, which was Cdn $1.1693 per US$1.

3.	The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh and Mr. Marwah, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

4.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

5.	The Compensatory Change includes the annual service costs as well as other compensatory changes. The annual service cost reflects the value of the projected pension benefits earned during the year. Other compensatory changes represent the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

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6.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

7.	The estimated Accrued Obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our Canadian pension plans as disclosed in Notes 1 and 20 to the 2010 Consolidated Financial Statements. The key assumptions include a discount rate of 6.8% per year to calculate the Accrued Obligation at start of year and the Annual Service Cost, a discount rate of 5.7% to calculate the Accrued Obligation at year end and a rate of increase in future compensation of 4.25% per year.

8.	All of the NEOs are vested in their supplemental pensions.

9.	The estimated Accrued Obligation values assume that the NEOs retire at normal retirement age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

TERMINATION OF EMPLOYMENT: IMPACT ON COMPENSATION

In contrast to many financial institutions, we do not have any change-of-control or termination without cause employment agreements with our NEOs. Aside from commitments required by law, there are no other commitments to pay severance.

Change of Control

While we have not entered into any individual change-of-control agreements, our equity-based compensation plans and executive pension arrangements do address the conditions for vesting of benefits under these circumstances. We define a change of control as:

•	An acquisition of more than 20% of our voting shares

•	A majority change in our board members

•	Any transaction whereby one or more entities acquires more than 50% of our assets, or

•	A merger between us and one or more entities to form another legal entity

The change of control provisions contained in our compensation plans are “double-trigger” – which means they take effect only when a change of control is followed by termination of employment without cause. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.

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Compensation Treatment by Termination Scenario

The following table summarizes the treatment of NEO compensation under various termination scenarios:

COMPENSATION			TERMINATION	TERMINATION	CHANGE OF
ELEMENT	RESIGNATION	RETIREMENT[1]	WITHOUT CAUSE	WITH CAUSE	CONTROL
Salary[2]	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases

Annual Incentive[2]	Award forfeited	Receive prorated award based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

RSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date

PSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date. Executive is entitled to payment of vested units based on a performance factor of 1

Scotia Capital DPP units	If a participant resigns to join a competitor, unvested units expire and vested units remain payable. If a participant resigns but does not join a competitor, all units continue to vest as per normal schedule	If a participant retires to join a competitor, unvested units expire and vested units remain payable. If a participant retires but does not join a competitor, all units continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule

Stock Options	All vested and unvested options immediately expire and are forfeited on the termination date	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier	Unvested options immediately expire and vested options continue to be exercisable for 3 months from termination date	All vested and unvested options immediately expire and are forfeited on the termination date	Vest immediately and become exercisable

DSUs	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease

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1.	An executive may qualify for retirement under our equity plans, at the earlier of: 1) age 55 or older with 10 years of service, or 2) within 5 years of their normal retirement date. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Scotia Capital participants only, the definition of retirement under the PSU plan is age 45 with 10 years of service.

2.	The treatment of base salary and annual incentive does not reflect any amounts that may be considered under common and civil law.

Estimated Payments for NEOs upon Termination of Employment

The table below outlines the estimated additional benefits to which each of our NEOs would be entitled if employment ceased on October 31, 2010. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2010) that vest or will become vested as a result of the termination circumstance. These values are based on a share price of $54.67, being the closing price of our common shares on October 29, 2010. Under no circumstances will any compensation be grossed-up to cover the impact of income taxes.

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time of termination. Many factors could affect the nature and amount of such benefits and the actual amounts may be higher or lower than the amounts provided below.

		ESTIMATED INCREMENTAL VALUE ON TERMINATION AS OF OCTOBER 31, 2010
	COMPENSATION			TERMINATION	TERMINATION	CHANGE OF
NAME	COMPONENT	RESIGNATION	RETIREMENT	WITHOUT CAUSE	WITH CAUSE	CONTROL
Richard E. Waugh	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	23,447,319	13,479,205	–	23,447,319
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		23,447,319	13,479,205	–	23,447,319

Luc A. Vanneste	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	4,708,419	2,659,094	–	4,708,419
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		4,708,419	2,659,094	–	4,708,419

Sarabjit S. Marwah	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	8,701,403	4,923,683	–	8,701,403
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		8,701,403	4,923,683	–	8,701,403

J. Michael Durland	Salary & Annual Incentives[1]:	–	–	–	–	–
	Equity-Based Incentives[2]:	10,926,454[4]	10,926,454[4]	6,028,217	–	10,926,454
	Pension[3]:	–	–	–	–	–
	Perquisites:	–	–	–	–	–

	Total:	10,926,454	10,926,454	6,028,217	–	10,926,454

Stephen D. McDonald	Salary & Annual Incentives[1]:	–		–	–	–
	Equity-Based Incentives[2]:	477,414[5]	Not eligible	3,751,462	–	7,325,948
	Pension[3]:	–	to retire	–	–	–
	Perquisites:	–		–	–	–

	Total:	477,414		3,751,462	–	7,325,948

1.	The base salary and annual incentive figures do not reflect any amounts that may be considered under common and civil law.

2.	PSUs have been valued assuming a performance factor at target (i.e., 1.0), and may not reflect the actual payouts under the PSU plan.

3.	Represents the additional pension amount payable beyond the accrued pension obligation as of October 31, 2010. Mr. Durland and Mr. McDonald are not currently accruing pension benefits.

4.	Mr. Durland is eligible to retire under the PSU plan. Assumes Mr. Durland leaves the bank but does not join a competitor. In addition to the treatment upon retirement or resignation under the DPP plan, Mr. Durland’s stock options granted in 2008, 2009 and 2010 will continue to vest and be exercisable for a period of up to five years should he leave the bank and not engage with a competitor for two and a half years following leaving the bank.

5.	Assumes Mr. McDonald resigns but does not join a competitor.

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OTHER 2010 UPDATES

Cost of Management Ratio (“COMR”)

Like other major Canadian financial institutions, we use a consistent standard for COMR calculations and reporting to ensure that our disclosure is transparent and of value to readers. We divide aggregate compensation awarded to our NEOs for each of the last three years by Net Income After Taxes (“NIAT”) to determine the percentage.

	AGGREGATE TOTAL	NET INCOME	COMPENSATION AS
	COMPENSATION[1]	AFTER TAXES[2]	A % OF NIAT
YEAR	($000s)	($000s)	(COMR)
2010	31,547	4,239,000	0.74%

2009	32,006	3,547,000	0.90%

2008	16,262	3,140,000	0.52%

1.	Aggregate total compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the Summary Compensation Table.

2.	NIAT represents net income as reported in the Consolidated Statement of Income in the 2010, 2009 and 2008 Consolidated Financial Statements.

Note: A significant portion of the increase in aggregate total compensation from 2008 to 2009 and 2010 results from a change in the NEO list.

NEOs – 2009-2010	NEOs – 2008
Richard E. Waugh	Richard E. Waugh

Luc A. Vanneste	Luc A. Vanneste

Sarabjit S. Marwah	Sarabjit S. Marwah

J. Michael Durland	Robert L. Brooks

Stephen D. McDonald	Brian J. Porter

Compensation for Employees who Manage Risk

We are committed to best practices in disclosure including the FSB guidelines and standards. The following table provides compensation award data from the most recently completed planning cycle for senior executives globally and select employees whose actions have a material impact on the risk exposure of the bank. The table demonstrates that a large majority of the compensation awarded to these executives is “at-risk” and tied to our mid- to long-term future performance, consistent with our compensation risk management principles. The table also provides the outstanding value of any vested or unvested deferred compensation.

					PORTION OF	OUTSTANDING	OUTSTANDING
		AGGREGATE			INCENTIVE	VESTED	UNVESTED
		TOTAL DIRECT	BASE	INCENTIVE	COMPENSATION	DEFERRED	DEFERRED
	NUMBER OF	COMPENSATION[1]	SALARY	COMPENSATION	DEFERRED[2]	COMPENSATION[3]	COMPENSATION[3]
GROUP	EXECUTIVES	($000s)	($000s)	($000s)	(%)	($000s)	($000s)
NEOs	5	30,900	3,725	27,175	70%	57,855	54,791
All Other Executives	237	274,057	52,047	222,010	49%	126,579	286,891

Total	242	304,957	55,772	249,185	51%	184,434	341,682

1.	Aggregate total direct compensation consists of base salary, annual incentives, the grant value of PSUs and the compensation value of stock options on the grant date.

2.	Incentive compensation deferred includes the grant value of PSUs and deferred cash compensation awards, and the compensation value of stock options on the grant date.

3.	Outstanding vested or unvested deferred compensation represents the in-the-money value of any equity or deferred cash compensation awards as of December 31, 2010. PSUs and DPP units have been valued assuming a performance factor at target (i.e., 1.0).

Link to Business Performance

The following graph compares the aggregate compensation earned by the President and CEO over the period of 2005 to 2010 to:

•	The bank’s total shareholder return over the last five years ending October 29, 2010, assuming $100 invested in our common shares on October 31, 2005

•	The total shareholder return of a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank) and the S&P/TSX Composite Index

  Scotiabank 54

The graph demonstrates that the trend in compensation earned by the President and CEO appropriately reflects the bank’s business performance and returns to shareholders. The trend in compensation is similar for other NEOs; however, we have only included the President and CEO in the comparison given the changes to both the population and level of the NEOs over the past five years.

NOTE: For the purposes of this graph, “aggregate compensation” is defined as base salary and annual incentive earned, plus the value of any stock option exercises or mid-term incentive payments, plus the change in value of outstanding equity-based compensation awards. Equity compensation is valued as of December 31 for each calendar year, and we include the incentive awards paid and/or granted after the end of the fiscal year to reflect decisions made during the compensation reviews. The values exclude equity compensation awards granted to Mr. Waugh prior to becoming President and CEO. The “shareholder return” values assume all dividends are reinvested.

Securities Authorized for Issuance under Equity Compensation Plans as at January 31, 2011

					SECURITIES REMAINING
					FOR FUTURE			SECURITIES TO BE ISSUED UPON
	SECURITIES TO BE ISSUED				ISSUANCE UNDER EQUITY			EXERCISE PLUS AVAILABLE FOR
	UPON EXERCISE				COMPENSATION PLANS			ISSUANCE
EQUITY			% OF	WEIGHTED			% OF		% OF
COMPENSATION			OUTSTANDING	AVERAGE			OUTSTANDING		OUTSTANDING
PLANS[1]	#		COMMON	PRICE	#		COMMON	#	COMMON
Stock Option Plan	22,923,700		2.19%	42.27	8,070,369		0.77%	30,994,069	2.96%

Director Stock Option Plan[2]	90,000		0.01%	23.82	518,000		0.05%	608,000	0.06%

Total	23,013,700	[3]	2.20%	42.19 [4]	8,588,369	[5]	0.82%	31,602,069	3.02%

1.	We do not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, we discontinued granting stock options to directors.

3.	Number as at October 31, 2010 was 21,078,851.

4.	Weighted average price as at October 31, 2010 was $39.07.

5.	Number as at October 31, 2010 was 11,880,531.
In fiscal 2010, the exercise of options under the Stock Option Plan resulted in the issuance of 5,347,024 common shares, representing 0.51% of our outstanding common shares at the fiscal year-end (on a non-diluted basis).

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In fiscal 2010, the exercise of options under the Director Stock Option Plan resulted in the issuance of 49,000 common shares.
For more information, refer to Note 18 of the 2010 Consolidated Financial Statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the aggregate indebtedness of our directors, executives and employees (current and former) outstanding at January 5, 2011 to the bank and its subsidiaries. The amounts exclude routine indebtedness (see note 6 below).

	TO THE BANK OR
	A SUBSIDIARY
PURPOSE	OF THE BANK	TO ANOTHER ENTITY
Share Purchases	–	–
Other	198,616,688	–

The following table shows the outstanding amounts that our directors and executive officers borrowed from the bank or its subsidiaries in order to buy our securities and for other purposes. The amounts also exclude routine indebtedness. Executive officers represent our senior officers in charge of principal business units, division or function, and/or performing a policymaking function for the bank.

		LARGEST AMOUNT		FINANCIAL ASSISTED
		OUTSTANDING		SECURITIES
		DURING THE		PURCHASES DURING
		FINANCIAL YEAR	AMOUNT	THE FINANCIAL YEAR
		ENDED	OUTSTANDING AS AT	ENDED
	INVOLVEMENT	OCTOBER 31, 2010	JANUARY 5, 2011	OCTOBER 31, 2010
NAME AND PRINCIPAL POSITION	OF ISSUER	($)	($)	(#)
Securities Purchase Program
–	–	–	–	–

Other Programs
Group Head/Executive Vice-President
Robert H. Pitfield	Lender	539,297	397,094	–
Robin S. Hibberd	Lender	1,206,164	1,199,631	–

1.	Effective March 1, 2001, the bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the bank had a general loan policy which enabled executives and employees of the bank and its subsidiaries to borrow funds in order to buy securities of the bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate that was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3.25% below customer mortgage rates for the first five years, 2.25% below for the second five-year term and 1% below for the remaining

  Scotiabank 56

term up to 25 years (in other areas up to $100,000 at 2.25% below, 1.25% below and 1% below regular customer mortgage rates for those periods respectively).

3.	Scotia Moneyback VISA accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold Passport VISA accounts are available to employees, at customer interest rates.

4.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

5.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934.

6.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, if the loans are fully secured against their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectability.

 OTHER INFORMATION

DIRECTORS’ AND OFFICERS’ INSURANCE

The bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2011. The policy covers individual directors and officers in circumstances where the bank is not able or permitted to indemnify such individuals. The policy has a $50,000,000 limit and a nil deductible. The annual premium for this coverage is $389,000.

ADDITIONAL DOCUMENTATION

Financial information relating to the bank is provided in the bank’s comparative financial statements and management’s discussion & analysis for the 2010 fiscal year. Additional information relating to the bank is available at www.sedar.com or at www.sec.gov. A copy of this management proxy circular, the bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion & analysis and annual information form and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the bank’s Secretary at the following address:

Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario, Canada
M5H 1H1

DIRECTORS’ APPROVAL

The board has approved the contents and the sending of this management proxy circular.

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
January 31, 2011
Toronto, Ontario, Canada

  Scotiabank 57

 SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following five shareholder proposals and accompanying statements were submitted by two shareholders. The proposals are matters that the shareholders propose to raise for consideration at the meeting.

Proposals No. 1, 2, 3 and 4 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

Proposal No. 5 was submitted by Northwest & Ethical Investment L.P., 800-1111 West Georgia Street, Vancouver, BC V6E 4T6. The proposal was submitted in English and translated into French by the bank.

The board recommends voting AGAINST each of these five proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST each of these five proposals.

PROPOSAL NO. 1 — Critical mass of female expertise within the board.  Studies show that companies with a critical mass of female representatives within their board of directors perform better. Considering that institutions renew their board membership over a period ranging from five to 10 years, it is proposed that the board of directors adopt a policy seeking to reach parity within a maximum period of 10 years.

Explanations

Some of the competitive advantages highlighted by numerous studies on the subject of the presence of women on boards of directors are as follows. We should point out that all such studies have demonstrated that the advantages increase with the number of women on the board.

–	a better performance during financial crisis particularly if they result from excessive risk taking. Studies have demonstrated that women’s and men’s management styles differ, including when it comes to risk taking. Women would have a tendency to be more cautious and therefore to take less risky decisions and to adopt more conservative positions;
–	a better governance: according to a Conference Board study, boards with more female directors are more mindful of conflict of interests, risks, financial control and investor and stakeholder relations;
–	better decision making through discussions on various perspectives. In this regard, studies have demonstrated that men are more focused on the short term in their decision making while women favour the long term, their combination generating points of view that favour reflection and strengthen the decision making process;
–	a better financial performance: according to a McKinsey Study, businesses whose boards have female representation have, on average, a better performance than their benchmarks with regards to return on equity and operating results;
–	a better perception by investors: we should point out in this regard that the importance of women on boards of directors is included in the criteria used by the Board Games by the Globe and Mail to evaluate the performance of organisations as well as by Corporate Knights to appraise the performance of organisations when it comes to social responsibility.

Acknowledge that the renewal rate of members of boards of directors is slow and wishing, as investors, that the selection of female members be done respecting the director proficiency charter, we propose that a representation parity policy be adopted by the board of directors. Such result shall be reached within 10 years.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1

The board currently has 14 members, three of whom are women. This number compares favourably with all of the other major Canadian banks and Canadian corporations generally. The board appreciates the importance of gender diversity in business leadership and over the long term, seeks to have more women both among its members and among the bank’s senior management. In recognition of the bank’s commitment to improving the representation of women in our senior management team, the bank received the prestigious 2007 Catalyst Award for Scotiabank’s Advancement of Women Initiative.

As the board committee responsible for director nominations, the corporate governance and pension committee regularly reviews the composition of the board to ensure an appropriate level of skills, expertise and geographical representation, and

  Scotiabank 58

submits its recommendations to the board. The committee considers and maintains a matrix of the skills and competencies of each current director and those required by the board as a whole. These skills and competencies are considered when proposing new candidates. It is important that the board has an appropriate mix of skills and experience. As board positions open, the committee conducts a search with the assistance of a professional search firm for a new director nominee. Gender is just one factor among the many factors considered by the board and the committee in the review of prospective directors. Factors that the committee considers include the following: integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; prominence in business, institutions or professions; knowledge and appreciation of public issues and familiarity with local, national and international affairs; residency in and familiarity with certain geographic regions where the bank carries on business; and financial literacy.

It is the duty of the board to propose candidates who, in the board’s view, can best contribute to the stewardship of the bank at a particular time. In considering director nominations, it would be inappropriate to constrain the board in this regard by imposing a requirement that a fixed percentage of directors must be women. For these reasons, the bank recommends that shareholders vote against this proposal.

PROPOSAL NO. 2 — Fairness ratio.  Compensation of the most highly paid senior executive should be warranted when compared with the compensation of employees contributing to his or her success and to the success of the company. It is proposed that the board of directors adopt a policy specifying the internal fairness ratio considered “ethically acceptable” and that it provides the justifications therefore in the management proxy circular.

Explanations

During the 2010 annual general meetings, we have fostered shareholder awareness of the difference between the compensation of the most highly paid senior executive and the average compensation of an employee. For banks, this wage differential varied between 28 times, a ratio that we considered reasonable, and 156 times, an unacceptable ratio.

In their book entitled Plaidoyer pour un nouveau capitalisme, authors Yvan Allaire and Mihaela Firsirotu state that it is important for “(translation) boards of directors to bear their full fiduciary responsibility in this field and to establish compensation policies in the best long term interest of the business entity and not only for the short term benefit of shareholders. They have the obligation to fully analyse how the community spirit, the solidarity and the mutual confidence within the business entity will be strengthened or embrittled by the business entity’s compensation policies. Boards of directors must be mindful that the forms and levels of compensation of senior executives not give rise to a questioning of the political and social legitimacy of their business entity in particular and of the free enterprise system in general.”

We should add that since the main part of the chief executive officer compensation is dependent on short term objectives and on share price, and that this type of compensation encourages excessive risk taking and short term performance, an excessive ratio is cause for special concern, the future of the business entity and the shareholders’ equity being jeopardized in the short term.

During the last year, this inequity aspect of the compensation of the most highly paid senior executive compared to the compensation of the entity’s employees was raised in various ways:

–	by the introduction of a bill by Senator Céline Hervieux-Payette proposing that the amount of compensation of the president and chief executive officer not be in excess of 20 times the annual average industrial compensation in Canada, as established by Statistics Canada;
–	by the American Financial Reform adopted in July 2010, businesses will now be required to disclose the median compensation of their employees in order for shareholders to be able to appraise the adequacy of the spread with the compensation paid to the most senior executive;
–	by the publication of the ranking of Canadian businesses with regard to socially responsible investment by Corporate Knights Inc. in the Globe and Mail which uses the internal fairness concept to evaluate the “social” performance of an organisation.

It is urgent for the board of directors to establish a senior executive aggregate compensation ceiling (salary, short-term bonus and long-term bonus, retirement allowance, etc.) in the form of a multiple of the median compensation of employees.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2

The bank’s compensation policies and programs are designed to attract and retain employees, including executives, with the relevant skills, knowledge and abilities, and motivate and reward employees and executives for both individual and

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business performance. Each year, the bank provides information in its management proxy circular on its compensation policies and programs, and, in particular, the application of such policies and programs to its executives. The human resources committee of the board is responsible for reviewing the bank’s compensation policies. For a detailed summary of these policies and the committee’s review, please see the compensation discussion and analysis in this management proxy circular. As this discussion is comprehensive, we do not believe additional disclosure is warranted. In addition to the compensation policies and programs described in the management proxy circular, all bank employees participate in performance-based compensation — based on their individual performance and the bank’s performance.

The design of our executive compensation programs applicable to all executive officers, including the President and Chief Executive Officer, is set out in the management proxy circular. On page 33, we disclose how risk is carefully managed, and that excessive risk taking is discouraged by the delivery of incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile.

As part of the bank’s ongoing commitment to open and transparent disclosure that will be of value to shareholders and others, the bank, along with other Canadian financial institutions, has voluntarily published a cost of management ratio (“COMR”). This ratio sets out the aggregate compensation paid to the bank’s named executive officers for the last three years as a percentage of net income after taxes. The COMR is disclosed on page 54 of this management proxy circular under the heading “Cost of Management Ratio.” We have provided COMR disclosure dating back to 2004 and over the past six years, the bank’s COMR has consistently been below the median when compared to our peers, and in five of the past six years, the bank had the lowest COMR amongst our competitors.

The bank uses job evaluations to establish the relative value of jobs within the bank based on the skill, training, education, effort, responsibility and working conditions applicable to each position. The human resources committee reviews the compensation to be awarded under the compensation programs, including those applicable to branch employees and executives. For all employees and executives, compensation is reviewed against relevant and appropriate comparator groups and competitive market data. The bank believes that these processes ensure that our employees at all levels are compensated fairly, from both an internal and external equity perspective. For these reasons, the bank recommends that shareholders vote against this proposal.

PROPOSAL NO. 3 — Closure of subsidiaries and branches in tax havens.  It is proposed that the board of directors adopt a policy stating that the Bank undertakes to close all of its subsidiaries and branches in tax havens, as defined by the OECD.

Explanations

The Organisation for the Economic Cooperation and Development, the OECD, defines tax haven as follows: it is a territorial entity which imposes no or only nominal taxes; where there is lack of transparency; where the administrative practices prevent the effective exchange of information for tax purposes with the other countries; and finally, where corporate entities are recognized as corporations although there is no substantial activity.

According to Statistics Canada, direct Canadian investments abroad in tax havens grew from $94 billion dollars in 2003 to $146 billion dollars in 2008. This represents more than 20% of the Canadian investments abroad made by individuals or corporations. This is not a new problem. In 2002, the Auditor General of Canada was already worried of the erosion of the tax base due to the hundreds of millions of dollars of revenues transferred to tax havens in order to avoid paying taxes in Canada.

The MÉDAC has been worried by this situation for a number of years and had, in 2005, filed a shareholder proposal asking for the closing of tax havens.

Considering that the simple notion of tax haven refers to the possibility to avoid taxes in one jurisdiction of origin, in direct opposition to the principles of solidarity, justice and redistribution;

Considering that the banks take advantage of tax havens through the activities of extraterritorial banking centres (offshore) for their clients and through their ability to keep part of their earnings therein;

Considering that the Canadian banks and their clients must pay their proper share of the funding of public utilities which they use directly or indirectly, including a well-trained and healthy workforce;

Considering that one of the causes of the last financial crisis is deficient investment ethics;

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Considering that the offshore banking centres have contributed to the creation of several investment funds in places where regulations are deficient and taxation quasi non-existent; and that it has been proven that the financial crisis was made possible and amplified by new forms of complex financial instruments and derivatives mainly held by such funds;

Considering that complex financial products may have characteristics leading to financial instability and, therefore, such products must be tightly regulated and must be subject to governance standards, said regulation and standards being non-existent in tax havens;

Considering that the Canadian banks enjoy a special competitive position and a privileged status with the Bank of Canada and the Minister of Finance;

It is urgent for the Canadian banks to cease all operations in tax havens and withdraw therefrom as soon as possible.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3

The proposal raises a question about tax havens but its explanation also focuses on the financial crisis over the last few years and the connection between complex financial instruments and tax havens. Tax havens and the financial crisis raise different issues. In respect of both of these issues, the bank believes that adoption of this proposal is unnecessary and unwarranted.

First, on the issue of tax havens, the tax competitiveness of jurisdictions previously identified as tax havens are at their all-time lowest levels. The Organisation for Economic Co-operation and Development (“OECD”) identified a list of over 40 jurisdictions as tax havens in 2000. In order to curb harmful tax competition, the OECD established standards of transparency and exchange of information and a Global Forum comprised of approximately 95 member jurisdictions to monitor jurisdictions’ progress to ensure that the OECD’s established standards are properly implemented. To date, all of the jurisdictions previously identified as tax havens have made formal commitments to eliminate harmful tax practices and most of them have substantially implemented OECD standards of transparency and exchange of information. Currently there are no jurisdictions classified by the OECD as unco-operative tax havens. Furthermore, several jurisdictions with which Canada does not have a tax treaty have signed, or are in the midst of negotiating, Tax Information Exchange Agreements with Canada to facilitate the flow of information to Canada in respect of offshore investments. The bank also notes that shareholders rejected similar proposals addressing tax havens at the bank’s 2002, 2005 and 2006 annual general meetings at a time when tax competition was of greater concern than it is today.

Second, in respect of the financial crisis, the bank weathered the last financial crisis very well as a result of sound investment practices and policies, and a continued focus on risk management. Moreover, the bank sustains a strong competitive position as a result of its high standards of business conduct, its clearly defined risk appetite, and the risk management frameworks it employs to monitor, evaluate and manage the principal risks assumed in conducting its activities.

On a general note, an overarching principle of the bank is to act with integrity in all of its dealings. The bank has significant international operations and it conducts itself within the confines of all laws, including tax laws, within the jurisdictions in which it operates. The bank has always been diligent in establishing rigorous policies and procedures for both its domestic and international operations to address any potential inappropriate activities.

Based on the foregoing, the bank recommends that shareholders vote against this proposal.

PROPOSAL NO. 4 — Additional information on the comparison with peers’ compensation.  It is proposed that the compensation committee provide shareholders with more information with respect to the peer group used to compare the competitiveness of the compensation paid to its senior executives and on the weight of such comparison in the compensation determination process.

Explanations

Studies have demonstrated that the disclosure of compensation has had the detrimental effect of fuelling a constant increase in compensation of senior executives. Specifically, a recent study demonstrates that 50% of the compensation increases of American presidents and chief executive officers from 1992 to 2006 were the result of the one-upmanship created by the benchmarking system. Other researchers have demonstrated that business entities have a tendency to use reference groups where the compensation of senior executives is often greater than the compensation of their own senior executives.

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This way of doing things has an adverse effect on the sound relation that has to exist between the compensation and performance of the organisation. In this regard, we shall paraphrase the Canadian Coalition for Good Governance which alerted the public against the excessive use of such mechanism in order to establish the compensation of senior executives: “(translation) However, we should not exaggerate the importance of comparing with the reference group in order to establish the compensation structure.”

Currently, the shareholder has little information on the choice of comparative universe or on the positioning of the business entity as compared to its peers:

–	rank of the business entity among the entities identified as comparables by the compensation committee in regard to each component of the compensation and to the total compensation for the five principal senior executives;
–	rank of the business entity among its peers on the basis of various indicators of financial performance.

The shareholder also has access to little information as to the weight given by the compensation committee to such data in the process of establishing compensation: choice of comparative universe (national or international), percentile rank targeted and for what component of compensation.

We therefore consider essential that such information be part of the information provided with the compensation policy. As was highlighted recently by a well-known compensation advisor: “(translation) The companies that comprise the reference group will influence your compensation policy more than any other data. It is therefore essential to make sure to choose the right reference group.”

The MÉDAC considers it crucial to know the effect of such compensation setting tool on the actual compensation of senior executives and that an ethically and socially acceptable internal fairness ratio be used for such determination.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4

The executive compensation policies of the Bank are designed to attract, retain and motivate executives who have the relevant skills, knowledge and abilities, and to ensure that compensation is aligned with bank performance and shareholder interests.

The human resources committee — made up entirely of independent directors — is responsible for recommending to the board an overall compensation strategy for the bank and setting the compensation of executive officers. The committee also reviews compensation to be awarded under the bank’s compensation programs, including those applicable to branch employees and executives. The committee retains independent advisors to assist them with determining the appropriate mix of compensation — to meet shareholder expectations, market trends and for the bank to remain competitive in attracting and retaining key talent. For all employees and executives, compensation is reviewed against relevant and appropriate comparator groups and competitive market data. As displayed on page 34, our NEOs are compared against a peer group of the largest banks and insurance companies in Canada. This is a fairly stable peer group and has remained unchanged for several years. We generally rank in the middle to upper end on a number of key metrics, including net income, market capitalization and number of employees, all of which are provided on page 34. We believe that our employees at all levels are compensated appropriately, including the NEOs. As the discussion in this circular on how NEO compensation is determined is comprehensive and includes information about the bank’s comparators, including which comparator groups the bank uses in defining performance measures and where comparator information is used in determining incentive pools and individual awards, we do not believe that additional disclosure is warranted. For these reasons, the bank recommends that shareholders vote against this proposal.

PROPOSAL NO. 5 — Demonstration of Pay for Performance.  Be it resolved that: The Human Resources Committee of the Board at Scotiabank disclose the individual targets used when determining executive compensation for “other measures” (such as shareholder value, customer loyalty, risk management, engaged employees, corporate social responsibility and relative performance) in order to better demonstrate a pay for performance philosophy.

Supporting Statement

The basic tenant of Scotiabank’s compensation philosophy is pay for performance. Scotiabank discloses both targets and results for key financial and operating metrics when determining executive compensation. However, Scotiabank does not disclose the targets and results against such targets for other strategic measures listed in the circular, nor the weights assigned to each.

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In the absence of specific targets and their respective weights used in awarding compensation, investors are unable to determine how important each metric is and whether the company is applying its stated pay for performance compensation philosophy.

For example in 2009, the Management Incentive Plan award for Scotia’s COO and CFO exceeded the corporate performance factor of 150% with awards representing 251% and 196% respectively. There is limited explanation of why they exceeded this target. In addition, the COO’s achievements included support for various non-profit and community organizations with no clear link to corporate targets or strategy.

With one of the highest Cost of Management Ratios in 2009 among the five Canadian banks as stated in the proxy circular on page 51, investors need more transparency around compensation targets to confirm a pay for performance model.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5

The bank introduced a new incentive plan for executives this year — the Annual Incentive Plan — which has different measures than the bank’s prior incentive plan for executives. As stated in the management proxy circular beginning on page 37, rewards under this plan are based on how well we achieved our financial and operational metrics for the fiscal year. Individual performance also has a significant impact on the determination of the final award. The bank has disclosed the financial metrics and associated weighting of these measures in this proxy circular so that shareholders may understand how individual awards are determined. The bank also provides earnings guidance for these metrics, which is disclosed in our Management’s Discussion and Analysis.

With respect to other metrics that are not part of the Annual Incentive Plan, the bank uses a balanced scorecard approach to assess individual performance. These measures in the balanced scorecard are grouped under four quadrants: financial, customer, operational and people. The actual measures applicable to each NEO or executive align with their specific line of business or functional area (e.g. finance). In the management proxy circular, the bank has provided more fulsome disclosure on all of these measures so that shareholders can better understand the pay for performance link of each NEO. The bank has also added more disclosure on how final pool funding is determined and the circumstances in which final awards may exceed specified targets. The bank believes that this more fulsome disclosure on the design and determination of Annual Incentive Plan awards allows shareholders to understand the basis on which awards to NEOs are granted. The bank also notes that as support for its proposal, the shareholder has stated that the bank’s Cost of Management Ratio (“COMR”) was one of the highest among the five Canadian banks in 2009. We have provided COMR disclosure dating back to 2004, and over the past six years, the bank’s COMR has consistently been below the median when compared to our peers, and in five of the past six years, the bank had the lowest COMR amongst our competitors. For these reasons, the bank recommends that shareholders vote against this proposal.

Notice respecting Shareholder Proposals:

The Bank Act and Regulations require the following:

•	Shareholder proposals for the 2012 annual meeting must be received by November 9, 2011 (at least 90 days before the anniversary date of the notice of the prior annual meeting)

•	To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular)

•	There are grounds to refuse proposals

•	The proposal and supporting statement together are not to exceed 500 words

This is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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 APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors – Mandate and Responsibilities

The bank’s corporate governance policies are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the bank.

The board’s mandate is to:

•	Provide stewardship of the bank

•	Maintain the bank’s strength and integrity

•	Oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•	Perform any other duties required by law

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. The bank’s directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

In June 2010, the board completed the annual review and approval of its mandate.

Further information on the board’s mandate (as well as the mandates of the chairman, committees, committee chairs and individual directors) is available at www.scotiabank.com under Corporate Governance. The website also contains other key documents referred to in this management proxy circular, such as Scotiabank’s Guidelines for Business Conduct and our public disclosure policy and practices statement. The board’s mandate is incorporated by reference into this management proxy circular and is also available at www.sedar.com.

Committees of the board assist the board in fulfilling its responsibilities and duties, and allow directors to share responsibility and devote sufficient time and attention to issues. There are four standing committees of the board, each of which has provided a report in this management proxy circular:

•	Audit and conduct review committee

•	Corporate governance and pension committee

•	Executive and risk committee

•	Human resources committee

Certain matters, however, are prescribed by law to be exclusively reserved for the board and may not be delegated to committees. These responsibilities include the following:

•	Matters requiring shareholder approval

•	Filling a vacancy among directors or a committee of directors or in the office of auditor or appointing additional directors

•	Issuing securities or declaring a dividend

•	Approving a management proxy circular

•	Approving financial statements issued by the bank

•	Adopting, amending or repealing the bank’s by-laws

The following sections provide a brief overview of how the board and these committees carry out key governance activities.

Strategic Planning
At least one board meeting a year is dedicated to strategic planning. In 2010, the board held one session dedicated to strategic planning, and approved the bank’s overall strategy. Throughout the year, the board:

•	Reviews and approves processes for setting appropriate objectives, and developing and implementing business plans

•	Regularly scrutinizes management’s execution of these processes and the results achieved

•	Approves the annual business plan

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•	Assesses the performance of business lines and the bank overall against:

•	Financial and other objectives established in the business plans

•	Past performance

•	Industry peers

New strategic initiatives are also presented to the executive and risk committee and the board. This past year the board also reviewed the bank’s decision to change its organizational structure and have four different business lines.

Risk Assessment
As part of its risk assessment oversight, the board approves all major policies, including management policies relating to credit risk, market and structural risk, liquidity risk, fiduciary risk, operational risk, reputational risk, capital management, internal controls, environmental matters and corporate governance.

Committees of the board take the lead in identifying risk exposure, ensuring that appropriate risk management processes and procedures are in place and that the board is regularly updated:

•	Executive and risk committee – which receives:

•	Quarterly reports on the bank’s enterprise risk profile from the Global Risk Management department

•	Audit and conduct review committee – which receives:

•	Quarterly reports (at a minimum) on the bank’s internal control and compliance procedures from the Internal Audit and Compliance departments

•	Annual reports on internal controls from the bank’s shareholders’ auditors (arising from their audit of the bank’s annual financial statements)

•	Human resources committee – which is:

•	Responsible for satisfying itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s material compensation programs and that such procedures are consistent with the bank’s risk management programs

Internal Controls and Management Information Systems
The board is responsible for overseeing the integrity and effectiveness of the bank’s management information systems and internal controls, including controls over financial reporting and disclosure. In March 2010, the board approved the bank’s amended Internal Control Policy, which charges the Internal Audit department with providing assurance as to the integrity of the bank’s internal processes and controls. The bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

The bank’s Chief Auditor and the shareholders’ auditors are invited to participate in meetings of the audit and conduct review committee and provide their views. The committee met six times this fiscal year, including at each quarter end. This committee:

•	Assists the board in fulfilling its oversight responsibilities with respect to the bank’s internal control and information systems

•	Oversees the work of identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the bank’s certifications required under section 404 of SOX and under National Instrument 52-109

•	Meets with representatives of OSFI to review the results of their annual examination. Part of this meeting takes place without management present

•	Receives reports from management and the Internal Audit department on the design and operating effectiveness of the bank’s internal controls, and on any material weaknesses

Disclosure of Information
The bank has implemented disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the bank and the board. The bank’s Statement of Disclosure Policy and Practices outlines our intent to disclose all material information about the bank in a timely, accurate and balanced way, and to provide fair and equal access to such information. The bank also keeps the public informed about borrowing costs and transactional fees.

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We have a disclosure committee with a board-approved mandate. It is composed of senior officers of the bank, and reports to the President and CEO. The committee is responsible for:

•	Collectively evaluating events to determine whether they give rise to material information that must be publicly disclosed, and the timing of that disclosure

•	Reviewing core disclosure documents before circulation to the board

•	Reviewing and updating the Statement of Disclosure Policy and Practices, at least annually

•	Updating the bank’s procedures as required

The board approves core disclosure documents, such as this management proxy circular, the annual and interim consolidated financial statements and related management’s discussion & analysis, the annual information form and any prospectuses.

Each quarter, the bank publishes quarterly financial results, and presents and discusses these results with analysts and investors. The public can access these discussions by telephone or over the internet.

The Investor Relations department and the bank’s website provide information to investors, customers and other stakeholders. Questions from the media or the general public are usually referred to our Public, Corporate & Government Affairs department.

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President using the contact information on page 74 under “Stakeholder Communications”. Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

Succession Planning
The board supervises the succession planning processes at the bank. The human resources committee assists the board in succession planning by:

•	Recommending senior executive appointments

•	Monitoring the leadership plan and the development of individuals for key positions

•	Assessing management’s performance (quantitative and qualitative), with a special focus on CEO performance

The board as a whole:

•	Approves all appointments at the executive vice-president level and above

•	Is informed by management of new senior vice-president appointments

•	Ensures that performance assessments include assurance that the CEO and other executive officers consistently act with integrity and demand integrity from their teams

Approach to Corporate Governance Issues
The bank’s Corporate Governance Policies are reviewed each year in the context of emerging best practices with a view to enhancing governance. The policies are approved by the board annually. The corporate governance and pension committee takes the lead in:

•	Reviewing the Statement of Corporate Governance Practices in this management proxy circular and recommending it to the board for approval

•	Ensuring that the board’s policies and practices stay current with legislation and best practices in corporate governance

•	Recommending corporate governance policy changes to the board, as appropriate

Board Composition and Structure

Directors are elected annually by shareholders for a one-year term. Between shareholder meetings, the board may appoint additional directors.

The corporate governance and pension committee regularly reviews the composition of the board to ensure an appropriate level of skills, expertise, geographic representation and diversity to fulfill the mandate of the board and staff four standing committees (three of which must be composed entirely of independent directors). It submits recommendations on board composition to the board for approval.

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At fiscal year-end, there were 14 board members – business and community leaders active at the regional, national and international levels. They bring a breadth of expertise to their work, and reflect the bank’s diversified customer base and international reach.

We are proposing 14 directors for election by shareholders at the meeting on April 5, 2011. The average tenure of the current directors is 10.1 years.

Our Corporate Governance Policies recommend that the board have between 12 and 18 directors, while the Bank Act requires a minimum of seven, of which at least two-thirds must not be affiliated. Given the mix of skills in the proposed members, the board is comfortable that the current number of 14 is appropriate. The board must approve any reductions or increases in the number of board members.

Director Tenure

Majority Voting Policy
The bank’s Corporate Governance Policies require that any nominee for director who receives a greater number of “votes withheld” than “votes for” his or her election must offer to resign from the board following the bank’s annual meeting. This policy applies only to uncontested elections – that is, elections in which the number of nominees for director is equal to the number of directors to be elected. The offer to resign will normally be accepted. The corporate governance and pension committee may determine that extenuating circumstances warrant keeping the director on the board, and may make this recommendation to the board.

In either case, the board will disclose the decision in a press release within 90 days of the annual meeting. If a resignation is accepted, the board may appoint a new director to fill the vacancy.

Term Limits
We believe that board composition should reflect a balance among experience and knowledge of the bank’s affairs, renewal and additional expertise. In December 2010, the board approved new term limits that will be effective April 1, 2011. Existing directors will retire at the earlier of 10 years from April 1, 2011 or age 70, provided that if an existing director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. For new directors, retirement will be the earlier of age 70 or a 15 year term, provided that if a new director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term.

Resignation
The bank’s Corporate Governance Policies require a director who makes a change in principal occupation to offer to resign from the board in order to give the board the opportunity to review the impact of the change on the board’s composition. A director will also be deemed to have resigned if he or she was on the board by virtue of being an officer of the bank, has ceased to be an officer of the bank, and has not been requested to serve on the board in an individual capacity.

Director Independence
We are committed to complying with all applicable laws, rules and regulations related to the status of our directors. The board has approved Director Independence Standards, which provide a framework for the board to assess any material relationships of the directors with the bank. The Director Independence Standards are derived from the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. The board’s Director Independence Standards were revised in 2008 and 2009 to reflect changes in CSA and NYSE requirements. The revised standards form part of the Corporate Governance Policies and are attached as Appendix 2 to this management proxy circular. Each year:

•	The board reviews its directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management directors to the bank – as well as any relationship to the bank of their spouses, children, principal business affiliations and any other relevant individuals

•	All directors complete a detailed questionnaire to inform this review

•	All directors certify their compliance with Scotiabank’s Guidelines for Business Conduct, including the requirement that they declare any material interest in matters coming before the board

As of December 3, 2010, Richard E. Waugh was the only director determined to be non-independent, due to his position as President and CEO. Mr. Waugh is also affiliated under the Bank Act due to his management position.

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That means 13 of the current and nominated 14 directors are independent – (92.9%), including John Mayberry, the board’s chairman.

Non-Executive Chairman
It has been our practice since 2004 to have a non-executive chairman of the board to ensure independent leadership. John Mayberry, an independent director, was appointed to this role effective March 3, 2009. He is responsible for:

•	Leading the board in fulfilling its duties effectively, efficiently and independent of management

•	Ensuring the board has adequate resources to support decision-making requirements

•	Planning and organizing the activities of the board in consultation with the CEO

•	Ensuring committee functions are carried out and reported to the board

•	Ensuring that independent directors have adequate opportunities to meet and discuss issues without management present at the beginning or end of regular board meetings, or both, if required. The board held an in camera session at every meeting held in fiscal 2010

•	Chairing the independent board sessions

•	Conducts peer reviews through a process involving meeting with each director individually

•	Participating in the orientation of new directors and continuing education of all directors

•	Advising the CEO and other officers in all matters concerning the interests of the board and relationships between management and the board

Mr. Mayberry is currently a member of the executive and risk committee and the corporate governance and pension committee and an ex-officio member of the other two standing committees.

Anyone who wishes to correspond directly with the independent directors is invited to contact the Chairman of the Board, using the contact information at the end of this appendix under “Stakeholder Communications”.

Board Position Descriptions
The board has approved mandates for the board, chairman, committee chairs and individual directors. These mandates:

•	Describe the roles and responsibilities of each position

•	Define the limits to management’s authority (in conjunction with board resolutions)

•	Guide board and director assessments

These mandates can be found on our website at www.scotiabank.com in the Corporate Governance section.

Director Compensation
The corporate governance and pension committee, composed entirely of independent directors, reviews director compensation annually, taking into account:

•	Directors’ risks and responsibilities

•	Time commitment

•	Comparative data from other companies, including the bank’s key competitors

Based on this review, the committee may take recommendations on changes in fee structure or compensation components to the board for approval.

In 2010, there was no change to the share ownership guidelines, which require directors to hold bank common shares and/or DDSUs with a minimum value of $450,000 within five years of their appointment.

Twelve of the 13 independent directors proposed for election already meet the share ownership guidelines. Mr. Waugh is also subject to (and meets) executive share ownership requirements. Nine of the 13 current directors proposed for re-election (excluding Mr. Waugh) take 100% of their compensation in DDSUs or bank common shares. Mr. Waugh does not receive fees for acting as a director. Further details on director compensation can be found in the “Directors’ Compensation” section in this management proxy circular starting on page 16.

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Nomination of Directors

The corporate governance and pension committee, composed entirely of independent directors, acts as the nominating committee for the board. The committee:

•	Determines selection criteria for board and committee members

•	Maintains a matrix of the skills, experiences and competencies required on the board against those of each of the current directors

•	Proposes (for board approval) candidates for vacant or new director positions

Directors are chosen for their ability to contribute to the broad range of issues that the board addresses. The committee ensures that at all times the board includes members with expertise in:

–	Banking
–	Management
–	Law
–	Finance
–	Retail business
–	International business and markets

–	Corporate and capital markets
–	Accounting
–	Public policy
–	Economics
–	Brand management
–	Governance

The committee maintains an evergreen list of potential director candidates, engaging external advisors as necessary to assist in identifying candidates with appropriate skills and experience. Current board members are encouraged to recommend candidates for inclusion on the list.

In reviewing potential candidates, the committee and the board look for:

•	Prominence in business, institutions or professions

•	Residency in and familiarity with geographic regions where the bank carries on business

•	Integrity, honesty and the ability to generate public confidence

•	Demonstrated sound and independent business judgment

•	Financial literacy

•	Risk management experience

•	Experience in financial institutions

•	Knowledge and appreciation of public issues

•	Familiarity with local, national and international affairs

•	Competencies and skills that the board considers each existing director to possess

•	Assurance that the individual will be able to devote sufficient time to board and committee work (number of public directorships already held is a factor considered)

The committee also considers potential conflicts of interest and interlocking directorships. Candidates meet with the chairman and the CEO prior to nomination to discuss the board’s expectations with respect to director contribution and commitment requirements.

Review of Other Interests and Commitments
Each year, the audit and conduct review committee also reviews potential conflicts of interest and interlocking directorships of current directors. At the end of the 2010 fiscal year, there was only one public company interlocking directorship among the bank’s directors, which involved two directors.

The board’s policy is that no director may sit on more than three audit committees of public company boards without the consent of the audit and conduct review committee and the board. Such consent has been given to three current directors, whom the board has determined are able to effectively fulfil their audit committee duties:

•	The Honourable Michael J.L. Kirby, in light of his background and other current board commitments. Mr. Kirby sits on three other public company audit committees

•	Thomas C. O’Neill, considering that his career as a chartered accountant spans three decades, and that since retiring from PwC Consulting in 2002, his only business commitments are to the boards and committees on which he serves. Mr. O’Neill sits on three other public company audit committees

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•	Alexis E. Rovzar de la Torre, considering his broad legal, business and board experience, and other current commitments. Mr. Rovzar sits on three other public company audit committees

Board Committees

Committee Composition
Each non-management director is expected to be a member of at least one committee. Presently, all directors are members of at least one standing committee and all committee chairs serve on one other committee. The chair of the audit and conduct review committee and the chair of the human resources committee both are members of the executive and risk committee. Eleven directors currently sit on two committees. Committee membership rotates periodically. The charter for each of the board’s four standing committees sets out its composition requirements. Committee composition complies with all CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors.

At least once a year, the corporate governance and pension committee reviews committee composition, recommends committee chairs and takes recommendations to the board for approval.

The executive and risk committee currently has one management, non-independent director – Mr. Waugh – but the other committee members are independent. The other three committees are composed entirely of independent directors.

The following chart sets out current committee members:

■ Member	Designated Financial Expert

	AUDIT AND CONDUCT	CORPORATE GOVERNANCE
	REVIEW	AND PENSION	EXECUTIVE AND RISK	HUMAN RESOURCES
Ronald A. Brenneman	■			■

C.J. Chen		■

David A. Dodge			■

N. Ashleigh Everett		■ (Chair)		■

John C. Kerr			■	■ (Chairman)

Michael J.L. Kirby	■ (Chairman)		■

John T. Mayberry	■*	■	■	■*

Thomas C. O’Neill	■	■

Alexis E. Rovzar de la Torre	■	■

Indira V. Samarasekera	■			■

Allan C. Shaw			■ (Chairman)	■

Paul D. Sobey	■	■

Barbara S. Thomas	■			■

Richard E. Waugh			■**

*	John T. Mayberry – Chairman of the Board and ex officio member of the audit and conduct review and human resources committees

**	Non-Independent Director

In 2010, the bank also had regional advisory committees in place in the Quebec, British Columbia/Yukon and Prairie regions. The purpose of these committees is to help directors from those regions participate more actively in regional bank affairs, provide general advice to local senior management and review regional business opportunities.

Committee Operations
At least annually, the corporate governance and pension committee also reviews committee leadership and recommends directors (for board approval) to chair each committee. The committee chair:

•	Must be a non-management director

•	Facilitates the functioning of the committee independent of management

•	Manages the operations of the committee to successfully fulfill its charter and address any other matters delegated to it

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•	Presides over all committee meetings, sets the agenda and ensures that committee members have the information and resources required to fulfill their duties

•	Reports to the board on what was discussed and any decisions or recommendations

Each committee reviews its charter annually to ensure it reflects best practices and applicable regulatory requirements. The committee reports the results of this review to the corporate governance and pension committee. Any changes to charters are approved by the board.

Board committees may, in their sole discretion, engage outside advisors or consultants as necessary and have the authority to approve consultant fees and contracts.

Board Orientation and Continuing Education

The corporate governance and pension committee is responsible for ensuring that all directors:

•	Fully understand the nature of their roles, responsibilities and duties as board members

•	Are knowledgeable about the nature and operation of the bank’s business

Directors receive individual orientation that reflects their knowledge, skills, experience and education. New directors:

•	Are given orientation packages that explain key legal requirements, the bank’s by-laws, the duties and responsibilities of directors, bank and board policies and procedures, an overview of our business lines and organizational charts, and copies of public disclosure documents

•	Receive the Corporate Governance Information Book which includes information on corporate governance, directors’ duties and responsibilities, the board and its committees, the Bank Act and other applicable legal requirements, insider reporting and Scotiabank’s Guidelines for Business Conduct

•	Meet with the CEO and other executive officers throughout the year

•	Become a member of at least one board committee

•	May, by invitation, attend meetings of other committees for learning purposes, or request copies of committee minutes (all directors receive verbal reports by the committee chairs on the proceedings of each committee at the board meetings). During the 2010 fiscal year, Messrs. Kerr and Shaw attended a portion of an audit and conduct review committee meeting for informational purposes, and Messrs. Kirby and Dodge attended one human resources committee meeting for informational and educational purposes.

In 2009, the board approved a Guideline on Directors’ Orientation and Continuing Education, which outlines our commitment to director education, the responsibilities of the corporate governance and pension committee and guidelines on what education and orientation programs will cover. A priority of this guideline is to have new directors fully engaged as quickly as possible and to enhance the effectiveness of the board and board committees. All directors are expected to participate in education programs – both by attending sessions and suggesting topics of interest. Pursuant to this Guideline, in 2010 the corporate governance and pension committee oversaw the design of a new, in-depth orientation and education program for incoming and current directors.

On an ongoing basis, the bank:

•	Ensures that directors have timely access to materials and information required to properly discharge their responsibilities

•	Maintains a secure directors’ intranet site for prompt dissemination of information

•	Conducts information sessions for directors on significant, specialized or complex aspects of business operations

•	During the 2010 fiscal year, management and external professional advisors made presentations to the board and/or committees on topics such as International Financial Reporting Standards, wealth management, market risk, Basel III and capital and liquidity management matters, the bank’s incentive compensation plans, and international/emerging markets

•	Schedules at least one off-site board meeting a year to familiarize directors with regional and international operations, including visits to the bank’s operations and meetings with local senior management

•	In 2010, the board visited the bank’s operations in Santiago Chile, and the board also met in Newfoundland, as part of the annual shareholder meeting, and in Nova Scotia

•	Canvasses directors for suggestions as to topics and issues about which they would like to receive a briefing or a report

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All of the directors are members of the Institute of Corporate Directors (“ICD”) and have access to ICD events designed to foster director education and advocate for best practices in governance.

Performance Assessments

Board Effectiveness
The corporate governance and pension committee, in conjunction with the chairman of the board, conducts an annual assessment of the board’s effectiveness and contribution. There are three components to this assessment:

•	Self-assessment

•	Board assessment

•	Peer evaluations

The board reviews the assessment tools and frequency of assessments each year and updates them as necessary to reflect evolving rules and practices, as well as any changes to the board mandate and committee charters.

The chart below indicates who is involved in the various performance evaluations:

EVALUATOR
CHAIR OF THE CORPORATE
GOVERNANCE AND PENSION
EVALUATING	CHAIRMAN OF THE BOARD	COMMITTEE	INDIVIDUAL DIRECTORS
Board performance	✓		✓

Committee performance			Members of the individual committees

Chairman of the Board’s performance			✓

Committee Chairs’ performance			Members of the individual committees

Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the board complete a detailed governance self-assessment questionnaire, the content of which is determined by the corporate governance and pension committee. The results are summarized by the Assistant Corporate Secretary, who keeps the knowledge of who said what strictly confidential, to encourage full and frank commentary on all aspects of the board’s operations. Once this summary report is complete, the chair of the corporate governance and pension committee:

•	Reviews the results with the chairman of the board

•	Provides the board with the committee’s findings and recommendations, as well as a summary of the survey results

•	Meets, along with the chairman of the board, with each individual director to discuss his or her views on the board’s effectiveness, the performance of each board committee, his or her own performance, the board’s orientation and education program, and any other issues relating to board effectiveness. Each director is given an opportunity to comment on the performance of his or her peers. The chairman of the board also participates in these meetings, although he is excused for a portion of each meeting to give each director an opportunity to comment on the chairman’s performance

As part of the annual governance questionnaire, each director assesses the board against the responsibilities set out in its mandate. Similarly, the directors of each committee do the same against the relevant committee charter. Directors also assess the chairman’s performance. They may comment on their access to him, and on the manner in which he conducts board meetings. The board assessment process provides an opportunity for directors to comment on management performance, as well as their access to and communication with senior management.

In addition to providing valuable information on where the board needs to focus effort to improve performance, the process encourages discussion of new corporate governance and education initiatives. With the consent of the chairman of the board, the CEO may provide feedback to senior management on topics discussed.

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Senior Executive Management Performance
The board believes that a successful governance structure at the bank depends heavily on honest, skilled and industrious management. The human resources committee approves mandates that outline roles and responsibilities for all executive management positions (including the CEO). Each year, the committee measures the CEO’s performance against his mandate and predetermined short- and long-term objectives. The board reviews this assessment. The board also reviews the other assessments of executive officer performance that are included in the committee’s report on executive compensation in this management proxy circular.

Say on Pay

This year, bank shareholders will be participating in their second advisory vote on the bank’s approach to executive compensation. Similar to last year, the chairman of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. The human resources committee and the board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements. At the bank’s 2010 shareholder’s meeting, nearly 97% of shareholders voted in favour of management’s approach to executive compensation. The human resources committee and the board will continue to review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. We are always appreciative of comments and questions from shareholders on our executive compensation practices. To make it easier for shareholders to ask questions or make comments related to executive compensation, shareholders are invited to contact us by using the contact information at the end of this appendix under “Stakeholder Communications.”

The board confirms that the bank’s current practices achieve substantially the same results as the CCGG’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

Ethical Business Conduct

Scotiabank’s Guidelines for Business Conduct serve as the bank’s code of ethics – a framework for ethical behavior based on the bank’s mission and values and on applicable laws and regulations. They were last revised and approved by the board in 2008. They apply to all directors, officers and employees of the bank and its subsidiaries.

Every new bank employee is required to review the guidelines before beginning work. Every year, each director, officer and employee of the bank is required to provide written confirmation that he or she has re-read the guidelines and has complied with them during that fiscal year.

The board monitors compliance through the audit and conduct review committee, which:

•	Receives an annual verbal report on compliance with the guidelines, including notices of any material deviation from them and any corrective action taken by the board

•	Reports to the board its assessment of the appropriateness and effectiveness of processes in place for ensuring compliance, any reports it receives of material deviations and the bank’s response

Amendments to the guidelines and waivers, if any, for directors and executive officers must be approved by the board and disclosed in accordance with applicable securities laws. The guidelines and any amendments to the guidelines are available on the bank’s website. There were no waivers granted in 2010.

As directors may be subject to standards that are different from and higher than those for officers and employees, directors must also comply with the terms of a directors’ addendum to the guidelines, which deals specifically with matters of particular concern to directors. This addendum covers topics such as conflicts of interest and was last revised and approved by the board in 2009. From time to time, matters may come before the board where a director may have a conflict of interest. If and when such matters arise, the director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through the annual directors’ questionnaires, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the board and management in identifying conflict of interest situations in advance. The board also complies with all Bank Act requirements with respect to conflicts of interest.

As part of its commitment to support ethical decision-making, the board ensures that effective mechanisms are in place for employees to raise ethical concerns. In October 2010, the board re-approved the Financial Reporting Whistleblower Policy and related procedures. The whistleblower policy provides for a toll-free hotline and a website maintained by an independent third party. Employees can use either mechanism to anonymously and confidentially report any accounting

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and auditing concerns or suspected fraudulent activity. If they prefer, they can go to their supervisor or the bank’s Chief Auditor with any financial reporting concerns. The whistleblower policy has processes in place to protect employees who raise issues, provide information, or assist in an investigation of securities fraud or related crimes.

Any significant concerns will be communicated to the chairman of the audit and conduct review committee and executive management. They will be investigated by independent external or internal parties and appropriate action will be taken.

External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, using the contact information below under “Stakeholder Communications.”

Stakeholder Communications

Independent Directors: Anyone who wishes to correspond directly with the independent directors can write to: Chairman of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1.

Say on Pay: Shareholders who wish to ask questions or make comments related to executive compensation, may do so by sending an email to executive.compensation@scotiabank.com. You can also mail questions or comments to the Chairman of the Human Resources Committee of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1. The bank will answer correspondence received and will periodically post a summary of comments received and our responses on our website (www.scotiabank.com) under the “Annual Reports and Annual Meeting” heading of the Investor Relations section of our website.

Concerns: External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or by phone at (416) 933-1700 or (toll free) at 1 (877) 700-0043 or by sending an email to mail.president@scotiabank.com.

Questions: The Investor Relations department and the bank’s website provide information to investors, customers and other stakeholders. Questions from the media or the general public are usually referred to our Public, Corporate & Government Affairs department whose contact information is available at www.scotiabank.com on the media centre page.

Customers Complaints: If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President, whose information is noted above, under “Concerns.” Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

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 APPENDIX 2

DIRECTOR INDEPENDENCE STANDARDS

A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$120,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and personally works on the Bank’s or a subsidiary’s audit, or the director’s spouse, or child or stepchild who shares a home with the director, is an employee of such firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service).

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

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The indirect acceptance by an audit committee member of any consulting, advisory or other compensatory fee includes acceptance of such fee by a spouse, minor child or stepchild or a child or stepchild who shares a home with the audit committee member or by an entity in which such audit committee member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank or any subsidiary.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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